FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG BANK LIMITED
2014 INTERIM RESULTS - HIGHLIGHTS

•	Operating profit up 6% to HK$9,496m (HK$8,934m for the first half of 2013).

•	Operating profit excluding loan impairment charges and other credit risk provisions up 8% to HK$9,833m (HK$9,132m for the first half of 2013).

•	Attributable profit down 54% to HK$8,468m (HK$18,468m for the first half of 2013). Excluding the Industrial Bank reclassification in the first half of 2013, attributable profit down 5%.

•	Profit before tax down 47% to HK$9,877m (HK$18,773m for the first half of 2013). Excluding the Industrial Bank reclassification in the first half of 2013, profit before tax down 4%.

•
Return on average shareholders' funds of 15.9% (35.9% for the first half of 2013). Excluding the Industrial Bank reclassification in the first half of 2013, return on average shareholders' funds of 16.6% (19.0% for the first half of 2013).

•	Earnings per share down 54% to HK$4.43 per share (HK$9.66 per share for the first half of 2013). Excluding the Industrial Bank reclassification in the first half of 2013, earnings per share down 5%.

•	Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2014 (HK$2.20 per share for the first half of 2013).

•
Total capital ratio of 14.2%, both common equity tier 1 ('CET1') and tier 1 ('T1') capital ratios of 11.8% at 30 June 2014; (total capital ratio of 15.8%, both CET1 and T1 capital ratios of 13.8% at 31 December 2013).

·	Cost efficiency ratio of 32.1% (32.2% for the first half of 2013).

Industrial Bank Co., Ltd. ('Industrial Bank') reclassification in 2013

Reported results for the first half of 2013 include a non-distributable accounting gain on the reclassification of Industrial Bank from an associate to a financial investment of HK$8,454m before tax (HK$9,517m attributable profit). Figures quoted as 'excluding the Industrial Bank reclassification' have been adjusted for the above items.

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

The abbreviations 'HK$m' and 'HK$bn' represent millions and billions of Hong Kong dollars respectively.

Contents

The financial information in this news release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') for the six months ended 30 June 2014.

1 Highlights of Results
2 Contents
4 Chairman's Comment
5 Chief Executive's Review
7 Results Summary
11 Segmental Analysis
19 Consolidated Income Statement
20 Consolidated Statement of Comprehensive Income
21 Consolidated Balance Sheet
22 Consolidated Statement of Changes in Equity
24 Consolidated Cash Flow Statement
25 Financial Review
25 Net interest income
27 Net fee income
28 Net trading income
29 Net income/(loss) from financial instruments designated at fair value
29 Other operating income
30 Analysis of income from wealth management business
31 Analysis of insurance business income
32 Loan impairment charges and other credit risk provisions
33 Operating expenses
34 Gains less losses from financial investments and fixed assets
34 Net gain on reclassification of Industrial Bank Co., Ltd. ('Industrial Bank') and Yantai Bank Co., Ltd. ('Yantai Bank')
35 Tax expense
36 Earnings per share
36 Dividends per share
36 Segmental analysis
39 Cash and balances at central banks
39 Placings with and advances to banks
40 Trading assets
41 Financial assets designated at fair value
42 Loans and advances to customers
42 Loan impairment allowances against loans and advances to customers
43 Impaired loans and advances to customers and allowances
44 Overdue loans and advances to customers
44 Rescheduled loans and advances to customers
45 Segmental analysis of loans and advances to customers by geographical area
46 Gross loans and advances to customers by industry sector
48 Financial investments
50 Interest in associates
50 Intangible assets
50 Other assets
51 Current, savings and other deposit accounts
51 Certificates of deposit and other debt securities in issue
52 Trading liabilities
52 Other liabilities
53 Subordinated liabilities
54 Shareholders' funds
55 Capital management
60 Liquidity ratio
60 Reconciliation of cash flow statement
61 Contingent liabilities, commitments and derivatives
65 Statutory accounts and accounting policies
66 The New Hong Kong Companies Ordinance (Cap. 622)
66 Changes in presentation
67 Comparative figures
67 The appointment of PricewaterhouseCoopers LLP ('PwC') as the group's auditor
68 Accounting treatment for Industrial Bank and Yantai Bank
69 Property revaluation
70 Foreign currency positions
71 Ultimate holding company
71 Register of shareholders
72 Proposed timetable for the remaining 2014 quarterly dividends
72 Code on corporate governance practices
72 Board of Directors
73 News release

Comment by Raymond Ch'ien, Chairman

With developments in the global and regional economies continuing to create uncertain market conditions - particularly in the early part of the year - Hang Seng Bank maintained good growth momentum in the first half of 2014. We reinforced our reputation for service excellence and further strengthened customer relationships by enhancing our portfolio of products and services, leveraging the close cross-border connectivity of our network and improving service channels and operational efficiency.

Operating profit increased by 6% to HK$9,496m. However, the impact of our reclassification of Industrial Bank in 2013 saw profit attributable to shareholders and earnings per share both fall by 54% to HK$8,468m and HK$4.43 respectively. Excluding the Industrial Bank reclassification, profit attributable to shareholders and earnings per share were both down 5%, reflecting a HK$769m decrease in the net surplus on property revaluation.

Return on average shareholders' funds was 15.9%, compared with 35.9% in the first half of 2013. Excluding the Industrial Bank reclassification, return on average shareholders' funds was 16.6%, compared with 19.0% in the first half of last year.

The Directors have declared a second interim dividend of HK$1.10 per share, bringing the total distribution for the first half of 2014 to HK$2.20 per share, the same as in the first half of 2013.

Economic environment

The global economy recorded a slow start in 2014, with emerging market equities and currencies falling sharply in January and harsh winter conditions in the US contributing to a first-quarter contraction in its economy. Looking ahead, improved economic conditions in the second quarter and ongoing recovery in the eurozone region are providing cause for cautious optimism, although the European Central Bank continues to take action to prevent inflation from falling further below its target.

Hong Kong's economy expanded by 2.5% in the first quarter, compared with a 2.9% increase for 2013. Domestic demand continued to be a major growth driver, although household spending appears to have slowed after years of outpacing overall economic expansion. With the recent improvement in the global economy, trade activity is likely to rebound in the second half of the year and we expect Hong Kong's real GDP to grow by 3.3% for the year.

After first-quarter GDP growth of 7.4%, mainland China's economy achieved growth of 7.5% in the second quarter, suggesting that targeted measures by the government are succeeding in stimulating growth. While property investment may remain weak for some time, a recovery in developed economies should see demand for exports increase in the second half and we expect the mainland economy to expand by 7.4% for 2014.

Challenges such as the rolling back of quantitative easing measures in the US will continue to create downside risks, but closer economic integration in the Greater China region and Hong Kong's position as a primary centre for offshore renminbi financial services will create new business opportunities.

We will continue with initiatives to leverage our competitive strengths and to improve efficiency across our business to generate increasing value for our customers and shareholders.

Review by Rose Lee, Vice-Chairman and Chief Executive

Under challenging operating conditions, Hang Seng Bank achieved good growth, with increases in income and profit across all business groups, in the first half of 2014.

Operating profit excluding loan impairment charges rose by 8% to HK$9,833m compared with the first half of 2013. Operating profit increased by 6% to HK$9,496m. Compared with the second half of last year, which benefited from HK$995m in dividend income from Industrial Bank, operating profit excluding loan impairment charges and operating profit were both broadly unchanged. Excluding the dividend impact from Industrial Bank, operating profit grew by 12%.

The accounting gain on Industrial Bank's reclassification in 2013 and lower gains from property disposal and revaluation resulted in a 54% drop in profit attributable to shareholders to HK$8,468m and a 47% decline in profit before tax to HK$9,877m. Compared with the second half of 2013, profit attributable to shareholders and profit before tax increased by 3% and 2% respectively.

Leveraging our trusted brand and strong market position, we strategically deployed resources and implemented customer-focused initiatives to support sustainable growth in our core business lines and enhance our cross-border and renminbi-related propositions.

In April, we further enriched our wealth management proposition with the signing of an exclusive 10-year distribution agreement with international healthcare company Bupa, under which a range of bespoke medical insurance products and services will be offered to Hang Seng customers.

We upgraded our branch network and increased our number of Prestige and Preferred Banking Centres to better serve the needs of targeted commercial and wealth clients.

The new Hang Seng Bank (China) Ltd outlets in Chengdu and the Shanghai Free Trade Zone extended our cross-border network, strengthening our ability to capture new business opportunities in mainland China. In June, Hang Seng China successfully raised RMB1bn in Hong Kong through its debut offshore renminbi bond issue with a positive response from a diverse group of investors.

Net interest income increased by 8% to HK$9,671m, underpinned by a 4% increase in average interest-earning assets and an 8-basis-point improvement in net interest margin to 1.92%. In competitive market conditions, we continued to focus on quality assets and good balance sheet management, recording a 5% increase in average customer deposits and an 8% rise in average customer loans and advances.

Non-interest income grew by 7% to HK$4,802m, benefiting from the 4% increase in net fee income. Our diverse range of products and swift response to the changing market generated a 4% rise in wealth management income amidst uncertain market conditions.

Our cost efficiency ratio improved to 32.1% - down 10 basis points and 50 basis points compared with the first and second halves of 2013 respectively.

On 30 June 2014, our total capital ratio under Basel III was 14.2% and our common equity tier 1 and tier 1 capital ratios were both 11.8%, compared with 15.8% and 13.8% respectively at 2013 year end.

Aligned for sustainable growth

We are committed to driving long-term business growth by upholding service excellence. We will continue to provide a premium customer experience and remain well positioned to respond effectively to new business opportunities, proactively manage emerging risks and maintain high standards of corporate governance.

We will build on our strong brand and market leadership to generate balanced growth with further investments in technology, staff development and our cross-border network and capabilities.

Our long-term success is closely aligned with the economic growth and well-being of our communities. We will continue to emphasise long-term relationships and our commitment to corporate responsibility.

I would like to take this opportunity to thank our staff for their dedication and contribution to our business success. Their commitment and drive will ensure that we will continue to sustain quality growth in our core businesses to the benefit of our customers and shareholders.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries ('the group') reported an unaudited profit attributable to shareholders of HK$8,468m for the first half of 2014, down 54.1% compared with the first half of 2013 which benefited from the HK$9,517m accounting gain on the reclassification of Industrial Bank Co., Ltd ('Industrial Bank'). Earnings per share were down 54.1% at HK$4.43. Excluding the Industrial Bank reclassification, attributable profit fell by 5.4% mainly due to lower property revaluation gains. Attributable profit rose by 3.1% when compared with the second half of 2013.

Operating profit excluding loan impairment charges and other credit risk provisions grew by HK$701m, or 7.7%, to HK$9,833m. This reflected growth in net interest income, driven by balance sheet growth and increased non-interest income from wealth management businesses. Under challenging operating conditions, the bank achieved good growth, with increases in income and profit across all business groups in the first half of 2014. Compared with the second half of 2013, operating profit excluding loan impairment charges and other credit risk provisions remained broadly unchanged. Excluding the dividend received from Industrial Bank, operating profit excluding loan impairment charges and other credit risk provisions grew by 11.5%, driven by the growth in both net interest income and non-interest income together with lower operating expenses.

Net interest income rose by HK$702m, or 7.8%, to HK$9,671m compared with the first half of 2013, driven by growth in average interest-earning assets and a widening of the net interest margin. The 3.6% increase in average interest-earning assets was supported by the 8.0% growth in average customer lending. Net interest margin improved by eight basis points to 1.92% while net interest spread and contribution from net free funds rose by six basis points and two basis points to 1.79% and 0.13% respectively. Average loan spreads in Hong Kong improved, notably in term lending, though the benefit of this growth was partly offset by spread compression in mortgages and trade-related lending. Average customer deposits grew by 5.1%, reflecting our flexible deposit acquisition strategy to support growth, the benefit of which was broadly offset by narrower deposit spreads. There was encouraging growth in Balance Sheet Management income as Treasury enhanced the portfolio yield with a larger commercial surplus for investment. In mainland China, higher average interest-earning assets coupled with a less volatile interbank market and improved deposit spreads outweighed the narrowing of loan spreads.

Net fee income grew by HK$126m, or 4.3%, to HK$3,062m, reflecting the group's continuous efforts in expanding its service capabilities. Retail investment fund sales income grew by 5.4%, notwithstanding the weakening of market sentiment. Credit card fee income rose by 3.4%, benefiting from increased cardholder spending and merchant acquiring business in Hong Kong. Fee income from remittances grew by 22.2% as business volumes increased. Insurance-related fee income rose by 11.7%, reflecting growth in life re-insurance income as well as distribution commission from non-life insurance business. Income from stockbroking and related services dropped by 4.5%, as a result of the reduced stock market trading activity.

Net trading income decreased by HK$143m, or 11.9%, to HK$1,061m. Foreign exchange income decreased by HK$195m compared with the first half of 2013. Decreased revenue from lower customer activity and demand for foreign exchange-linked structured treasury products was partly offset by the increase in net interest income from funding swap activities.

Dividend income was broadly in line with first half of 2013 but decreased significantly from HK$1,010m to HK$5m when compared with the second half of 2013, due mainly to the dividend received from Industrial Bank.

Income from insurance business (included under 'net interest income', 'net fee income', 'net trading income', 'net income/(loss) from financial instruments designated at fair value', 'net earned insurance premiums', 'movement in present value of in-force long-term insurance business' and 'other' within 'other operating income', 'share of profits from associates' and after deducting 'net insurance claims incurred and movement in policyholders' liabilities') increased by HK$332m, or 18.2%, to HK$2,159m. Net interest income and fee income from the life insurance business grew marginally when compared with the same period last year. Under the low interest rate environment, the life insurance investment portfolios have been re-balanced with a modest shift from debt securities to equities and other assets. The investment return on life insurance benefited from the favourable movement in equity markets, though this was partly offset by lower property revaluation gains. To the extent that these investment returns were attributable to policyholders, there was an offsetting movement in net insurance claims incurred and movement in policyholders' liabilities. Net earned insurance premiums rose by 3.5% as a result of increased renewals of existing policies, partly offset by lower new business premiums written. The growth in insurance premiums resulted in a corresponding increase in 'net insurance claims incurred and movement in policyholders' liabilities'. The increase in the movement in present value of in-force long-term insurance business was driven by new sales with higher profit margins and a favourable change in market conditions. General insurance income increased by 10.5%, reflecting higher distribution commission income.

Operating expenses rose by HK$295m, or 6.8%, to HK$4,640m, compared with the first half of 2013, reflecting the bank's continued investment in new business platforms and mainland operations to support long-term business growth. Staff costs increased by 5.8%, due mainly to the annual salary increment and performance-related remuneration. General and administrative expenses rose by 8.2% as a result of an increase in rental expenses, marketing expenditure and processing charges. Mainland-related operating expenses increased by 6.9%, reflecting the network expansion of Hang Seng China.
With the increase in net operating income before loan impairment charges and other credit risk provisions outpacing the growth in operating expenses, the cost efficiency ratio improved to 32.1% when compared with 32.2% and 32.6% for the first and second halves of 2013.

Operating profit grew by HK$562m, or 6.3%, to HK$9,496m, after accounting for the increase of HK$139m in loan impairment charges and other credit risk provisions, reflecting a broad-based increase in core banking business income.

Profit before tax decreased by 47.4% to HK$9,877m after taking the following major items into account:
•	the non-recurrence of the gain of HK$8,454m on the reclassification of Industrial Bank in January 2013;
•	a HK$178m decrease in gains less losses from financial investments and fixed assets, due mainly to property disposals in the first half of 2013;
•	a 77.0% (or HK$769m) decrease in net surplus on property revaluation; and
•	a 26.8% (or HK$57m) decrease in share of profits from associates, mainly due to the reclassification of Yantai Bank in December 2013.

Consolidated balance sheet and key ratios

Total assets grew by HK$52.2bn, or 4.6%, to HK$1,196.0bn when compared with the year end, reflecting the group's balanced growth strategy to enhance profitability. Customer loans and advances increased by HK$46.7bn, or 8.0%, to HK$632.9bn, largely through growth in corporate and commercial lending. Amidst lower property market turnover, we maintained our market share in underwriting new mortgage business. Residential mortgage lending increased by 2.4% when compared with the year end. Hang Seng China lending portfolios increased by 1.9%, mainly to corporate customers. Overall loan quality remained sound with total loan impairment allowances as a percentage of gross loans and advances to customers improving to 0.23% at 30 June 2014. Customer deposits, including certificates of deposit and other debt securities in issue, rose by HK$51.1bn, or 5.9%, to HK$920.8bn. In June, Hang Seng China successfully raised RMB1bn in Hong Kong through its debut offshore renminbi bond issue with a positive response from a diverse group of investors. At 30 June 2014, the advances-to-deposits ratio was 68.7%, compared with 67.4% at 31 December 2013.

At 30 June 2014, shareholders' funds (excluding proposed dividends) were HK$107.4bn, an increase of HK$3.8bn, or 3.7%, against last year end. Retained profits grew by HK$4.5bn, resulting from the growth in attributable profit after the appropriation of interim dividends. The premises revaluation reserve increased by HK$296m, or 2.0%, reflecting an increase in the fair value of the bank's premises. The available-for-sale investment reserve recorded a revaluation deficit of HK$2,460m, compared with a deficit of HK$1,618m at the end of 2013, primarily reflecting the unrealised revaluation deficit on the bank's investment in Industrial Bank. Available-for-sale financial investments are tested for impairment when there is an indication that the investment may be impaired. The group's policy is to recognise an impairment loss where there is a 'significant' or 'prolonged' decline in the fair value of an equity investment.

The return on average total assets was 1.5%, compared with 3.4% and 1.4% for the first and second halves of 2013. The return on average shareholders' funds was 15.9%, compared with 35.9% in the first half of 2013 and 15.3% in the second half.Excluding the Industrial Bank reclassification in 2013, return on average total assets was 1.5%, compared with 1.7% and 1.4% for the first and second halves of 2013. On the same basis, return on average shareholders' funds was 16.6%, compared with 19.0% and 16.3% for the first and second halves of last year. The decrease in return on average shareholders' funds when compared with the first half of 2013 was mainly the combined effect of lower property revaluation gains and the increase in average shareholders' funds which outpaced the growth in annualised profit. Higher average shareholders' funds mainly reflected the increase in attributable profit and business premises revaluation reserve during the first half of 2014.

At 30 June 2014, the total capital ratio was 14.2%, down from 15.8% at the end of last year, mainly from an increase in risk-weighted assets. The overall capital base remained broadly the same as last year end as the benefit of profit growth after accounting for dividends declared in the first half of the year was offset by the discounting of non-Basel III compliant subordinated debts. The increase of 11.3% in risk-weighted assets was driven by loan growth and regulatory model changes.

The CET1 and T1 capital ratios stood at 11.8%, down from 13.8% as a result of the combined effect of the reduction in CET1 and T1 capital and the increase in risk-weighted assets. The effect of the phasing-in of Basel III requirements on significant capital investments in unconsolidated financial sector entities has also affected the CET1 and T1 capital but has no impact on the total capital base.

The bank has been maintaining liquidity at a comfortable level. The average liquidity ratio for the first half of 2014 was 34.5% (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) compared with 35.8% for the first half of 2013.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 4 September 2014 to shareholders on the register of shareholders as of 20 August 2014. Together with the first interim dividend, the total distribution for the first half of 2014 will amount to HK$2.20 per share, the same as in the first half of 2013.

Segmental analysis

	Hong Kong and other businesses

	Retail Banking		Global Banking		Mainland	Inter-
	and Wealth	Commercial	and		China	segment
Figures in HK$m	Management	Banking	Markets	Other	Total	business	elimination	Total

Half-year ended
30 June 2014

Net interest income/(expense)	4,888	2,228	1,764	(75)	8,805	866	__	9,671
Net fee income/(expense)	2,030	787	120	72	3,009	53	__	3,062
Net trading income/(loss)	140	266	579	__	985	76	__	1,061
Net income/(loss) from financial
instruments designated at fair
value	429	(1)	__	__	428	__	__	428
Dividend income	1	__	__	4	5	__	__	5
Net earned insurance premiums	5,950	54	__	__	6,004	__	__	6,004
Other operating income	903	45	__	223	1,171	1	(41)	1,131
Total operating income	14,341	3,379	2,463	224	20,407	996	(41)	21,362
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,847)	(42)	__	__	(6,889)	__	__	(6,889)
Net operating income before
loan impairment charges and other credit risk provisions	7,494	3,337	2,463	224	13,518	996	(41)	14,473
Loan impairment (charges)/
releases and other credit risk provisions	(247)	12	__	__	(235)	(102)	__	(337)
Net operating income	7,247	3,349	2,463	224	13,283	894	(41)	14,136
Operating expenses W	(2,750)	(861)	(287)	(52)	(3,950)	(731)	41	(4,640)
Operating profit	4,497	2,488	2,176	172	9,333	163	__	9,496
Gains less losses from financial
investments and fixed assets	__	__	3	(7)	(4)	(1)	__	(5)
Net surplus on property
revaluation	__	__	__	230	230	__	__	230
Share of profits from associates	155	1	__	__	156	__	__	156
Profit before tax	4,652	2,489	2,179	395	9,715	162	__	9,877
Share of profit before tax	47.1%	25.2%	22.1%	4.0%	98.4%	1.6%	__	100.0%
Share of profit before tax as a % of Hong Kong and other businesses	47.9%	25.6%	22.4%	4.1%	100.0%

Operating profit excluding loan
impairment charges and other credit risk provisions	4,744	2,476	2,176	172	9,568	265	__	9,833

W Depreciation/amortisation
included in operating
expenses	(23)	(14)	(2)	(373)	(412)	(49)	__	(461)

At 30 June 2014

Total assets	324,699	239,280	443,493	87,449	1,094,921	125,434	(24,391)	1,195,964
Total liabilities	663,013	189,121	115,121	20,563	987,818	115,308	(16,663)	1,086,463
Interest in associates	2,137	12	__	__	2,149	29	__	2,178

	Hong Kong and other businesses

	Retail Banking	Global Banking				Mainland	Inter-
	and Wealth	Commercial	and			China	segment
Figures in HK$m	Management	Banking	Markets	Other	Total	business	elimination	Total

Half-year ended
30 June 2013 (restated)

Net interest income/(expense)	4,917	2,008	1,508	(113)	8,320	649	__	8,969
Net fee income/(expense)	1,955	793	83	66	2,897	39	__	2,936
Net trading income/(loss)	89	327	689	(9)	1,096	108	__	1,204
Net income/(loss) from financial
instruments designated at fair
value	(108)	(3)	__	__	(111)	__	__	(111)
Dividend income	__	__	__	4	4	__	__	4
Net earned insurance premiums	5,761	39	__	__	5,800	__	__	5,800
Other operating income	956	25	__	140	1,121	__	(26)	1,095
Total operating income	13,570	3,189	2,280	88	19,127	796	(26)	19,897
Net insurance claims
incurred and movement
in policyholders' liabilities	(6,381)	(39)	__	__	(6,420)	__	__	(6,420)
Net operating income before
loan impairment charges and other credit risk provisions	7,189	3,150	2,280	88	12,707	796	(26)	13,477
Loan impairment (charges)/
releases and other credit risk provisions	(280)	59	6	__	(215)	17	__	(198)
Net operating income	6,909	3,209	2,286	88	12,492	813	(26)	13,279
Operating expenses W	(2,615)	(787)	(250)	(35)	(3,687)	(684)	26	(4,345)
Operating profit	4,294	2,422	2,036	53	8,805	129	__	8,934
Gains less losses from financial
investments and fixed assets	(1)	__	1	173	173	__	__	173
Gain on reclassification of Industrial Bank	__	__	__	__	__	8,454	__	8,454
Net surplus on property
revaluation	__	__	__	999	999	__	__	999
Share of profits from associates	162	1	__	__	163	50	__	213
Profit before tax	4,455	2,423	2,037	1,225	10,140	8,633	__	18,773
Share of profit before tax	23.8%	12.9%	10.8%	6.5%	54.0%	46.0%	__	100.0%
Share of profit before tax as a % of Hong Kong and other businesses	43.9%	23.9%	20.1%	12.1%	100.0%

Operating profit excluding loan
impairment charges and other credit risk provisions	4,574	2,363	2,030	53	9,020	112	__	9,132

W Depreciation/amortisation
included in operating
expenses	(24)	(12)	(2)	(345)	(383)	(50)	__	(433)

At 30 June 2013

Total assets	307,081	215,914	392,251	98,429	1,013,675	118,176	(25,194)	1,106,657
Total liabilities	621,704	162,820	83,686	46,569	914,779	109,913	(20,116)	1,004,576
Interest in associates	1,769	9	__	__	1,778	975	__	2,753

	Hong Kong and other businesses

	Retail Banking	Global Banking				Mainland	Inter-
	and Wealth	Commercial	and			China	segment
Figures in HK$m	Management	Banking	Markets	Other	Total	business	elimination	Total

Half-year ended
31 December 2013 (restated)

Net interest income/(expense)	5,042	2,163	1,728	(108)	8,825	810	__	9,635
Net fee income/(expense)	1,894	772	148	78	2,892	59	__	2,951
Net trading income/(loss)	211	179	433	(5)	818	23	__	841
Net income/(loss) from financial
instruments designated at fair
value	458	(1)	(1)	__	456	__	__	456
Dividend income	__	7	__	1,003	1,010	__	__	1,010
Net earned insurance premiums	4,164	41	__	__	4,205	__	__	4,205
Other operating income	656	14	1	194	865	7	(31)	841
Total operating income	12,425	3,175	2,309	1,162	19,071	899	(31)	19,939
Net insurance claims
incurred and movement
in policyholders' liabilities	(5,321)	(33)	__	__	(5,354)	__	__	(5,354)
Net operating income before
loan impairment charges and other credit risk provisions	7,104	3,142	2,309	1,162	13,717	899	(31)	14,585
Loan impairment (charges)/
releases and other credit risk provisions	(202)	(97)	(14)	__	(313)	(25)	__	(338)
Net operating income	6,902	3,045	2,295	1,162	13,404	874	(31)	14,247
Operating expenses W	(2,700)	(834)	(265)	(195)	(3,994)	(795)	31	(4,758)
Impairment loss on intangible assets	(11)	(2)	__	__	(13)	__	__	(13)
Operating profit	4,191	2,209	2,030	967	9,397	79	__	9,476
Gains less losses from financial
investments and fixed assets	__	1	3	3	7	(1)	__	6
Loss on reclassification of Yantai
Bank	__	__	__	__	__	(297)	__	(297)
Net surplus on property
revaluation	__	__	__	189	189	__	__	189
Share of profits from associates	293	1	__	__	294	55	__	349
Profit before tax	4,484	2,211	2,033	1,159	9,887	(164)	__	9,723
Share of profit before tax	46.1%	22.7%	20.9%	12.0%	101.7%	(1.7%)	__	100.0%
Share of profit before tax as a % of Hong Kong and other businesses	45.4%	22.4%	20.6%	11.6%	100.0%

Operating profit excluding loan
impairment charges and other credit risk provisions	4,393	2,306	2,044	967	9,710	104	__	9,814

W Depreciation/amortisation
included in operating
expenses	(25)	(16)	(3)	(350)	(394)	(48)	__	(442)

At 31 December 2013

Total assets	309,758	211,747	426,288	104,027	1,051,820	118,476	(26,566)	1,143,730
Total liabilities	650,309	173,675	105,484	16,924	946,392	108,495	(18,935)	1,035,952
Interest in associates	2,022	10	__	__	2,032	30	__	2,062

Hong Kong and other businesses segment

Retail Banking and Wealth Management ('RBWM') in Hong Kong reported profit before tax of HK$4,652m in the first half of 2014, a 4.4% increase compared with the first half of 2013. Operating profit excluding loan impairment charges reached HK$4,744m, an increase of 3.7%. Operating profit grew by 4.7% to HK$4,497m.

Net interest income was maintained at HK$4,888m, in line with the first half of 2013, despite downward pressure on deposit margin as a result of increased competition and moderate growth in mortgage lending.

Non-interest income grew strongly by 14.7% to HK$2,606m, reflecting a growth in net fee income and trading income as well as an improvement in net income from financial instruments at fair value whereas a loss was recorded in the first half of 2013. We sustained our momentum in wealth management business, with income growing by 10.7% to HK$3,495m.

Unsecured lending business continued to be a key growth driver. Supported by effective marketing campaigns and a good quality credit card customer base, card spending achieved year-on-year growth of 9.4%. Total cards in circulation rose by 3.2% to 2.48 million year-on-year and we were the third largest card issuer of VISA and MasterCard in the first half of 2014. We were able to reach more targeted customers from our existing customer base to grow our personal loan portfolios. Compared to last year end, the personal loan portfolio rose by 11.7%.

Our mortgage business maintained third position in the market, with a market share of 16.2% in terms of new mortgage registrations. Mortgage balances grew by 2.1% compared to 2013 year end.

Investment funds income rose year-on-year by 6.2% with turnover increasing by 9.4% compared with last year. However, reduced transaction turnover in the stock market impacted our securities business. Securities turnover and income recorded reductions of 6.4% and 4.0% respectively.

Total operating income for insurance business achieved growth of 19.0%, reflecting an improvement in investment portfolio return and our effective distribution effort. Supported by the initiative to broaden our protection plans offerings, we diversified the life insurance product mix to create higher business value. In addition, we have entered into an exclusive 10 year distribution agreement with international healthcare company Bupa in providing medical insurance products and services.

With multiple efforts in strengthening Prestige and Preferred propositions and China connectivity, Prestige and Preferred Banking customers grew 7.0% year-on-year. We launched an awareness campaign to communicate our enhanced customer propositions and product features based on customer's wealth management needs. We accelerated our pace in the development of Prestige and Preferred Banking Centres to enhance customer experience. During the first half of 2014, five more Prestige and Preferred Banking Centres were established in strategic locations, bringing a total of 17 centres in our portfolio.

We continued to drive sustainable business growth with environmentally friendly initiatives. We deployed the e-signature pads at our branches to facilitate an efficient and paperless transactions environment. Efforts were also made to encourage customers to adopt the e-statement / e-advices services, with over half of our e-Banking customers utilising the services in the first half of 2014. Furthermore, we enhanced our capabilities to support paperless billing process through the Electronic Bill Presentment and Payment (EBPP) platform.

Commercial Banking ('CMB') in Hong Kong reported a 2.7% increase in profit before tax to HK$2,489m. Operating profit excluding loan impairment charges grew by 4.8% to HK$2,476m. Operating profit grew by 2.7% to HK$2,488m.

Net interest income increased by 11.0% to HK$2,228m, supported by balanced growth in both customer advances and deposits compared with last year end. Customer advances increased by 13.2% with targeted marketing and cross-border collaborations leading to diversified growth in different industry sectors. Deposits increased by 9.2%, driven by continuing acquisition of quality mainland customers and propositions targeting professional firms, listed companies, property developers and retailers.

Non-interest income decreased by 2.9% to HK$1,109m, primarily because customers have reduced renminbi hedging activities with the depreciation of renminbi and our strategic repositioning of trade finance business to support the needs of core corporate customers.

Remittance income grew by 21.9% year-on-year, underpinned by cross-border business collaboration and initiatives.

Insurance income rose by 12.9% comparing with the first half of 2013, reflecting balanced growth in key-person and general insurance businesses. We strengthened our collaboration with QBE Insurance, resulting in good growth in general insurance income. Increased penetration of the SME sector led to a 16.1% increase in life insurance income.

We maintained good asset quality and recorded a net release in loan impairment charges as a result of proactive credit risk management and improved post-approval monitoring of loan assets. We continued to enhance our portfolio management to improve overall returns on risk assets.

We maintained our strong position for syndicated lending. According to Thomson Reuters LPC data, we ranked second and third in the Mandated Arranger and Bookrunner League Tables respectively for Hong Kong and Macau Syndicated Loans in terms of number of transactions in the first half of 2014.

We continued to tap cross-border business opportunities. We successfully completed the first renminbi cross-border loan to a customer in the Shanghai Free Trade Zone in the first half of 2014.

We have enriched our service propositions and enhanced our Business Banking Centres network to attract and retain quality SME customers. Mainland companies continued to be one of our targeted segments, representing 44.9% of newly acquired SME customers in the first half. New customers were the primary drivers of growth in SME customer deposits and the 9.5% increase in non-interest income from SME business.

Our SME banking services continued to receive independent recognition. For the ninth consecutive year, Hang Seng Bank has received the SME's Best Partner Award from the Hong Kong General Chamber of Small and Medium Business.

Global Banking and Markets ('GBM') in Hong Kong recorded a 7.0% increase in profit before tax to HK$2,179m. Operating profit excluding loan impairment charges grew by 7.2% to HK$2,176m. Operating profit rose 6.9% to HK$2,176m.

Global Banking ('GB') in Hong Kong achieved a 14.5% increase in profit before tax to HK$821m. Operating profit excluding loan impairment charges grew by 15.4% to HK$819m. Operating profit grew 14.4% to HK$819m.

Net interest income rose by 13.9% to HK$813m, driven primarily by good loan growth, whilst maintaining strong credit quality. At the same time, we maintained robust credit risk management. Customer deposits increased by 41.6% compared with last year end as we stepped up our marketing efforts to acquire more new deposits and offer payment and cash management solutions to grow account balances.

Non-interest income recorded strong growth of 25.3% mainly due to increased transactional banking business.

To drive business opportunities in mainland China and Hong Kong, GB will continue to work closely with Hang Seng China in promoting renminbi-related services including deposit, loan and trade finance to take advantage of the liberalisation of renminbi business and opportunities arising from the development of new economic zones in Qianhai and Hengqin as well as the Shanghai Free Trade Zone.

Global Markets ('GM') in Hong Kong recorded a 2.9% increase in profit before tax to HK$1,358m. Operating profit excluding loan impairment charges grew by 2.8% to HK$1,357m. Operating profit increased by 2.8% to HK$1,357m.

Net interest income increased by 19.8% to HK$951m. The balance sheet management team has been actively managing the interest rate risk and assessing different market opportunities for better yield enhancement of the commercial surplus.

Non-interest income decreased by HK$97m to HK$580m. Total trading income decreased by HK$111m, or 16.1%, to HK$579m. Foreign exchange trading income decreased due to lower market volatility. Income from structured products was also impacted by reduced customer demand for renminbi products due to the depreciation of the renminbi.

Front-line channels (including e-Banking) and trading systems were enhanced to facilitate straight-through processing, enabling better position management. To support client clearing directly and strengthen market standing as a leading local bank, the bank will join OTC Clearing Hong Kong Limited as a direct member for central clearing of its over-the-counter derivatives in 2014.

To diversify revenue sources, GM has increased cross-selling of Global Markets products to RBWM and CMB customers. Strategic actions were set for identifying RBWM and CMB customer needs and cross-selling opportunities through collaboration schemes.

Going forward, GM will continue to position itself to capture yield enhancement opportunities by investing in Hong Kong and mainland bonds and capturing yield curves of selected currencies. As the renminbi market in Hong Kong evolves, GM will continue to develop renminbi-denominated hedging and investment products to meet customer needs as well as explore new business opportunities for cross-selling treasury products with other customer groups.

Mainland China business

The operating results of Hang Seng China improved in the first half of 2014. Operating profit excluding loan impairment charges and other credit risk provisions grew by 136.6%, mainly from the 33.4% increase in net interest income. Solid progress with expanding trade-related business and treasury product sales drove 35.9% growth in net fee and commission income. Trading income declined, reflecting the impact of market interest rate changes on the fair value of structured deposits. Overall, non-interest income fell by 11.6%. Operating profit increased by 26.4%, reflecting higher impairment charges in the first half of 2014 compared with a net release in same period last year. Asset quality remains stable with impaired loan ratios at 0.42% at the end of 30 June 2014. Profit before tax decreased by 98.1% when compared with the first half of 2013, which benefited from the HK$8,454m accounting gain on the reclassification of Industrial Bank and a HK$52m share of profit from Yantai Bank. Excluding these items, profit before tax rose by 27.6%.

Backed by enhanced cross-border collaboration, Hang Seng China achieved a 5.8% rise in customer deposits compared to 2013 year end. In June, Hang Seng China successfully raised RMB1bn in Hong Kong through its debut offshore renminbi bond issue with a positive response from a diverse group of investors. Lending grew by 1.9% with continuing emphasis on sound credit risk management.

	As reported	Constant currencyW
Half-year ended 30 June 2014 compared with 30 June 2013

Total operating income	25.1%	23.1%

Operating profit excluding loan impairment charges and other credit risk provisions	136.6%	134.5%
Operating profit	26.4%	24.4%
Profit before tax	-98.1%	n.a

At 30 June 2014 compared with 31 December 2013
Gross loans and advances to customers	1.9%	3.7%
Customer deposits and debt securities in issue	5.8%	7.7%

Given the growing economic ties between Hong Kong and the Mainland, Hang Seng China has enhanced the cooperation and connectivity with Hang Seng Hong Kong, aiming to create more synergy and to seize new opportunities. In this regard, the Shanghai Free Trade Zone Sub-branch was opened in February 2014 to provide the latest available solutions to our clients. In April, the Greater China Prestige programme was launched to serve clients with banking needs in both mainland China and Hong Kong. Hang Seng China will continue to capture opportunities generated by increasing cross-border economic integration and renminbi internationalisation.

The Chengdu Branch was also opened in February to serve and develop our clients in the fast growing central and western region to supplement our coverage in the Pearl River Delta, Yangtze River Delta and Bohai Rim. Meanwhile, Hang Seng China continues to invest in direct channels including call centres, e-Banking and SMS services to enhance our customers' experience.

W Constant currency comparatives for 2013 referred to in the tables above are computed by translating into Hong Kong dollars the functional currency (renminbi) of Hang Seng's mainland China business:
- the income statement for the half year to 30 June 2013 at the average rates of exchange for the half year to 30 June 2014; and
- the balance sheet at 31 December 2013 at the prevailing rates of exchange on 30 June 2014.

Consolidated Income Statement (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Interest income	12,774	11,459	12,366
Interest expense	(3,103))	(2,490))	(2,731))
Net interest income	9,671	8,969	9,635
Fee income	3,757	3,637	3,692
Fee expense	(695))	(701))	(741))
Net fee income	3,062	2,936	2,951
Net trading income	1,061	1,204	841
Net income/(loss) from financial
instruments designated at fair value	428	(111))	456
Dividend income	5	4	1,010
Net earned insurance premiums	6,004	5,800	4,205
Other operating income	1,131	1,095	841
Total operating income	21,362	19,897	19,939
Net insurance claims incurred and
movement in policyholders' liabilities	(6,889))	(6,420))	(5,354))
Net operating income before loan
impairment charges and other credit risk provisions	14,473	13,477	14,585
Loan impairment charges and other credit risk provisions	(337)	(198)	(338)
Net operating income	14,136	13,279	14,247
Employee compensation and benefits	(2,295))	(2,170))	(2,262))
General and administrative expenses	(1,884))	(1,742))	(2,054))
Depreciation of premises, plant
and equipment	(406))	(376))	(386))
Amortisation of intangible assets	(55))	(57))	(56))
Operating expenses	(4,640))	(4,345))	(4,758))
Impairment loss on intangible assets	__	__	(13))
Operating profit	9,496	8,934	9,476
Gains less losses from financial investments
and fixed assets	(5)	173	6
Gain on reclassification of Industrial Bank	__	8,454	__
Loss on reclassification of Yantai Bank	__	__	(297)
Net surplus on property revaluation	230	999	189
Share of profits from associates	156	213	349
Profit before tax	9,877	18,773	9,723
Tax expense	(1,409))	(305))	(1,513))
Profit for the period	8,468	18,468	8,210

Profit attributable to shareholders	8,468	18,468	8,210

Earnings per share (in HK$)	4.43	9.66	4.29
Details of dividends payable to shareholders of the bank attributable to the profit for the half year are set out on page 36.

Consolidated Statement of Comprehensive Income (unaudited)

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Profit for the period	8,468	18,468	8,210

Other comprehensive income

Items that will be reclassified subsequently to the income statement when specific conditions are met:
Available-for-sale investment reserve:
- fair value changes taken to equity:
-- on debt securities	350	(685)	(228)
-- on equity shares	(417)	(3,458)	820
- fair value changes transferred
to income statement:
-- on hedged items	29	461	228
-- on disposal	2	__	(1)
- share of changes in equity of associates:
-- fair value changes	__	4	(5)
-- fair value changes transferred to income statement on reclassification of Industrial Bank and Yantai Bank	__	94	17
- deferred taxes	(76)	42	15
- exchange difference and other	(730)	431	420
Cash flow hedging reserve:
- fair value changes taken to equity	(74)	498	(66)
- fair value changes transferred to
income statement	70	(516)	71
- deferred taxes	1	3	(1)
Exchange differences on translation of:
- financial statements of overseas
branches, subsidiaries and associates	(170)	338	100
- cumulative foreign exchange reserve transferred to income statement on reclassification of Industrial Bank and
Yantai Bank	__	(2,039)	(111)
- other	__	(3)	5
Others	__	30	__

Items that will not be reclassified subsequently to the income statement:
Premises:
- unrealised surplus on revaluation of
premises	612	1,526	577
- deferred taxes	(103)	(241)	(96)
- exchange difference	(1)	2	1
Defined benefit plans:
- actuarial gains/(losses) on defined
benefit plans	75	855	(77)
- deferred taxes	(12)	(141)	13
Share-based payments	(1)	(1)	(2)
Other comprehensive income for the
period, net of tax	(445)	(2,800)	1,680
Total comprehensive income
for the period	8,023	15,668	9,890

Total comprehensive income
for the period attributable to
shareholders	8,023	15,668	9,890

Consolidated Balance Sheet (unaudited)

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013
		(restated)

ASSETS
Cash and balances at central banks	7,721	9,798	22,717
Placings with and advances to banks	142,975	141,012	141,940
Trading assets	26,213	34,509	31,996
Financial assets designated at fair value	10,331	10,150	6,987
Derivative financial instruments	6,296	4,752	6,646
Reverse repurchase agreements - non trading	2,309	__	__
Loans and advances to customers	632,947	579,705	586,240
Financial investments	297,303	263,369	282,845
Interest in associates	2,178	2,753	2,062
Investment properties	11,108	10,547	10,918
Premises, plant and equipment	21,594	20,690	21,000
Intangible assets	8,779	7,403	7,974
Other assets	26,210	21,969	22,405
Total assets	1,195,964	1,106,657	1,143,730

LIABILITIES AND EQUITY

Liabilities
Current, savings and other deposit accounts	860,092	779,884	824,996
Repurchase agreements - non trading	1,837	1,625	__
Deposits from banks	11,335	14,165	11,826
Trading liabilities	65,713	67,749	62,117
Financial liabilities designated at fair value	493	466	489
Derivative financial instruments	5,825	4,817	5,246
Certificates of deposit and other
debt securities in issue	9,904	11,022	8,601
Other liabilities	24,451	20,874	20,467
Liabilities to customers under
insurance contracts	89,049	86,584	85,844
Current tax liabilities	1,830	1,928	692
Deferred tax liabilities	4,114	3,633	3,850
Subordinated liabilities	11,820	11,829	11,824
Total liabilities	1,086,463	1,004,576	1,035,952

Equity
Share capital	9,658	9,559	9,559
Retained profits	83,215	76,633	78,679
Other reserves	14,525	13,786	15,334
Proposed dividends	2,103	2,103	4,206
Shareholders' funds	109,501	102,081	107,778
Total equity and liabilities	1,195,964	1,106,657	1,143,730

Consolidated Statement of Changes in Equity (unaudited)

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2014	30 June 2013	31 December 2013

Share capital
At beginning and end of period	9,559	9,559	9,559
Transfer from capital redemption reserve	99	__	__
	9,658	9,559	9,559

Retained profits (including proposed dividends)
At beginning of period	82,885	63,507	78,736
Dividends to shareholders
- dividends approved in respect of the previous year	(4,206)	(3,824)	__
- dividends declared in respect of the current period	(2,103)	(2,103)	(4,206)
Transfer	212	1,978	206
Total comprehensive income for the period	8,530	19,178	8,149
	85,318	78,736	82,885

Other reserves
Premises revaluation reserve
At beginning of period	14,904	13,790	14,628
Transfer	(212)	(449)	(206)
Total comprehensive income for the period	508	1,287	482
	15,200	14,628	14,904

Available-for-sale investment reserve
At beginning of period	(1,618)	227	(2,884)
Total comprehensive income for the period	(842)	(3,111)	1,266
	(2,460)	(2,884)	(1,618)

Cash flow hedging reserve
At beginning of period	6	17	2
Total comprehensive income for the period	(3)	(15)	4
	3	2	6

Foreign exchange reserve
At beginning of period	1,295	3,071	1,306
Transfer	__	(64)	__
Total comprehensive income for the period	(170)	(1,701)	(11)
	1,125	1,306	1,295

	Half-year ended	Half-year ended	Half-year ended
Figures in HK$m	30 June 2014	30 June 2013	31 December 2013

Other reserves
At beginning of period	747	2,152	734
Cost of share-based payment arrangements	9	17	13
Transfer	__	(1,465)	__
Transfer of capital redemption reserve	(99)	__	__
Total comprehensive income for the period	__	30	__
	657	734	747

Total equity
At beginning of period	107,778	92,323	102,081
Dividends to shareholders	(6,309)	(5,927)	(4,206)
Cost of share-based payment arrangements	9	17	13
Total comprehensive income for the period	8,023	15,668	9,890
	109,501	102,081	107,778

Consolidated Cash Flow Statement (unaudited)

	Half-year ended	Half-year ended
	30 June	30 June
2BFigures in HK$m	2014	2013
		(restated)

Net cash (outflow)/inflow from operating activities	(6,833)	3,607

Cash flows from investing activities

Dividends received from associates	__	__
Purchase of available-for-sale investments	(27,896)	(23,729)
Purchase of held-to-maturity debt securities	(430)	(953)
Proceeds from sale or redemption of
available-for-sale investments	27,001	16,177
Proceeds from redemption of held-to-maturity
debt securities	315	55
Net cash inflow from sale of loan portfolio	368	__
Purchase of premises, plant and equipment and
intangible assets	(397)	(3,229)
Proceeds from sale of premises, plant and equipment
and assets held for sale	2	910
Interest received from available-for-sale investments	731	826
Dividends received from available-for-sale investments	6	5
Net cash outflow from investing activities	(300)	(9,938)

Cash flows from financing activities

Dividends paid	(6,309)	(5,927)
Interest paid for subordinated liabilities	(152)	(155)
Net cash outflow from financing activities	(6,461)	(6,082)

Decrease in cash and cash equivalents	(13,594)	(12,413)

Cash and cash equivalents at 1 January	115,779	115,947
Effect of foreign exchange rate changes	42	(2,557)
Cash and cash equivalents at 30 June	102,227	100,977

Financial Review

Net interest income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Net interest income/(expense) arising from:
- financial assets and liabilities that are
not at fair value through profit and loss	10,754	9,705	10,537
- trading assets and liabilities	(1,085)	(770)	(927)
- financial instruments designated
at fair value	2	34	25
	9,671	8,969	9,635

Average interest-earning assets	1,016,759	981,814	991,320

Net interest spread	1.79%	1.73%	1.81%
Net interest margin	1.92%	1.84%	1.93%

Net interest income rose by HK$702m, or 7.8%, to HK$9,671m, driven mainly by the 3.6% increase in average interest-earning assets and an improvement in the net interest margin.

Average interest-earning assets increased by HK$34.9bn, or 3.6%, compared with the same period last year. The increase was underpinned by the 8.0% growth in average customer lending, with notable growth in corporate and commercial and mortgage lending. The rise in net interest income also included higher contributions from offshore RMB business as Treasury has been actively managing the interest rate risk and assessing different market opportunities for better yield enhancement of the commercial surplus. Partially offsetting this increase was a lower contribution from the insurance debt securities portfolios as the bank re-balanced assets under the low interest rate environment.

Net interest margin widened by eight basis points to 1.92% whilst the net interest spread improved by six basis points to 1.79%. In Hong Kong, the spread on customer lending improved, notably on corporate and commercial term lending, though this was offset in part by the spread compression in trade-related and mortgage lending. On the back of the group's flexible deposit acquisition strategy to support balanced growth, average customer deposit balances increased, though the benefit of this growth was more than offset by narrower deposit spreads. On the Mainland, the net interest margin and net interest spread widened, reflecting the improved deposit spread, coupled with a less volatile interbank market, outweighing the compression of loan spreads.

The contribution from net free funds grew by two basis points to 0.13%, benefiting from the modest increase in the average interest rate.

Compared with the second half of 2013, net interest income was broadly unchanged, reflecting the combined effect of an increase in average interest earning assets, widening loan spreads, improved returns from offshore RMB business and less volatility in the mainland interbank market but offset by lower deposit spreads and more calendar days in the second half. The net interest margin has stabilised but remains at a compressed level.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income', while that arising from financial instruments designated at fair value through profit and loss is reported as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included in the HSBC Group accounts:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Net interest income and expense reported as 'Net interest income'
- Interest income	12,687	11,334	12,279
- Interest expense	(1,933)	(1,629)	(1,742)
- Net interest income	10,754	9,705	10,537

Net interest income and expense reported as 'Net trading income'	(1,085)	(770)	(927)

Net interest income and expense reported as 'Net income from financial instruments designated at fair value'	2	34	25

Average interest-earning assets	986,694	944,273	957,970

Net interest spread	2.09%	1.98%	2.09%
Net interest margin	2.20%	2.07%	2.18%

Net fee income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

- Stockbroking and related services	511	535	538
- Retail investment funds	891	845	703
- Insurance	249	223	218
- Account services	184	179	175
- Private banking service fee	54	53	51
- Remittances	193	158	190
- Cards	1,051	1,016	1,126
- Credit facilities	185	163	207
- Trade services	260	284	301
- Other	179	181	183
Fee income	3,757	3,637	3,692
Fee expense	(695))	(701))	(741))
	3,062	2,936	2,951

Net fee income increased by HK$126m, or 4.3%, to HK$3,062m when compared with the first half of 2013.

Retail investment funds income increased by 5.4%, benefiting from increased funds sale volumes.

Insurance-related fee income rose by 11.7%, reflecting growth in life re-insurance commission income as a result of the successful sale of the life insurance product - Prosper Dragon Life Insurance Plan - as well as the distribution commission from non-life insurance products during the period.

Card services income was 3.4% higher than the first half of 2013, in line with the growth in average card balances. The bank's effective customer loyalty scheme and card utilisation promotions helped drive up the bank's card spending. The growth in card income was also supported by the increase of 9.3% in cardholder spending and a 3.3% increase in the number of cards in circulation as well as a 7.7% increase in merchant acquiring business.

Credit facilities fee income rose by 13.5%, due mainly to higher fees from increased corporate lending.

Fees from remittances recorded encouraging growth of 22.2%, underpinned by increased business volumes as a result of the expansion of renminbi cross-border trade settlement volumes.

Stockbroking and related services income fell by 4.5%, as a result of subdued stock market trading activity. Trade-related service income was down by 8.5%.

Compared with the second half of 2013, net fee income increased by 3.8%, primarily from higher retail investment funds income.

Net trading income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

- Foreign exchange	995	1,190	774
- Interest rate derivatives	(1)	35	29
- Debt securities	43	(6)	(29)
- Equities and other trading	30	(4)	63
Dealing profits	1,067	1,215	837
Net income/(loss) from hedging activities	(6)	(11)	4
	1,061	1,204	841

Net trading income decreased by HK$143m, or 11.9%, to HK$1,061m when compared with first half of 2013.

Dealing profits fell by HK$148m, or 12.2%, to HK$1,067m. Foreign exchange income was lower, affected by subdued customer activity levels as market volatility was low. Income from foreign exchange option-linked structured products dropped, with reduced arbitrage opportunities during the second quarter reducing customer appetite for renminbi-denominated products. However, these unfavourable factors were offset by higher net interest income from funding swapsWactivities.

Income from securities, derivatives and other trading activities recorded a net gain of HK$72m, up HK$47m, when compared with the same period last year, reflecting the combined effect of higher income on equity derivatives and the revaluation loss on equity options backing a life endowment product in first half of 2013. Debt securities recorded a revaluation gain compared with a revaluation loss for the same period last year, mainly reflecting the movement in market interest rates. These increases were offset in part by the revaluation loss on interest rate derivatives products.

WFrom time to time Treasury employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ('original currency') into another currency ('swap currency') at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS 39, the exchange difference of the spot and forward contracts is required to be recognised as a foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.

Net income/(loss) from financial instruments designated at fair value

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Net income/(loss) on assets designated at fair value which back insurance and investment contracts	428	(111)	456

Net income from financial instruments designated at fair value recorded a net gain of HK$428m compared with a net loss of HK$111m for the first half of 2013, due mainly to favourable equity market movements during the first half of 2014. To the extent that the investment return is attributable to policyholders, there is an offsetting movement reported under 'net insurance claims incurred and movement in policyholders' liabilities' or 'movement in present value of in-force long-term insurance business ('PVIF').

Other operating income

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Rental income from
investment properties	195	106	187
Movement in present value
of in-force long-term
insurance business	807	622	573
Others	129	367	81
	1,131	1,095	841

Other operating income rose by HK$36m, or 3.3% compared with the first half of 2013, driven by the increase in rental income and growth in the movement in present value of in-force long-term insurance business, partly offset by a lower revaluation gain on a property held by the insurance business. The increase in the movement in present value of in-force long-term insurance business was mainly due tonew sales with a higher profit margin and a favourable change in market conditions.

Analysis of income from wealth management business

Half-year ended		Half-year ended	Half-year ended
30 June		30 June	31 December
Figures in HK$m	2014	2013	2013
		(restated)

Investment income:
- retail investment funds	891	845	703
- structured investment productsW	523	675	290
- stockbroking and related services	495	519	522
- margin trading and others	146	173	146
	2,055	2,212	1,661
Insurance income:
- life insurance	2,043	1,722	1,757
- general insurance and others	116	105	102
	2,159	1,827	1,859
Total	4,214	4,039	3,520

WIncome from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profits generated from the selling of structured investment products in issue, reported under net trading income.

Wealth management business income maintained good growth momentum in the first half of 2014, achieving a 4.3% increase when compared with the same period last year. Investment income declined by 7.1%, mainly affected by weaker investor sentiment in the second quarter of 2014, as reflected by slower fund sales and securities broking activities. Insurance business income grew by 18.2%, due mainly to our proactive management of the life insurance investment portfolio which resulted in an increase of HK$390m in investment gains when compared with the same period last year. Compared with the second half of 2013, wealth management business income grew by 19.7%, driven by the increase of 23.7% in investment income and 16.1% in insurance income.

Analysis of insurance business income

Half-year ended		Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Life insurance:
- net interest income and fee income	1,517	1,506	1,527
- returns on life insurance investment
portfolios (including share of associate's profit and surplus on property revaluation backing insurance contracts)	604	214	806
- net earned insurance premiums	6,004	5,800	4,205
- net insurance claims incurred and
movement in policyholders' liabilities	(6,889)	(6,420)	(5,354)
- movement in present value of in-force
long-term insurance business	807	622	573
	2,043	1,722	1,757
General insurance and others	116	105	102
Total	2,159	1,827	1,859

Against a backdrop of weakening investment sentiment, our comprehensive range of life insurance products underpinned the wealth management income stream. Life insurance income achieved growth of HK$321m, or 18.6%, to HK$2,043m, reflecting the improvement in the life insurance investment portfolios return and the growth of business.

Supported by our diversified range of life insurance products, the bank achieved a 4.4% increase in new annualised life insurance premiums when compared with the first half of 2013. To better meet the needs of customers at different life stages, the bank has entered into an exclusive 10-year distribution agreement with international healthcare company Bupa in providing medical insurance products and services.

Net interest income and fee income from the life insurance investment portfolio grew by 0.7% as the bank has re-balanced assets under the low interest rate environment. Investment returns on life insurance grew strongly by 182.2%, benefiting from the favourable movement in equity markets, though partly offset by lower property revaluation gains. To the extent that the investment return is attributable to policyholders, there is an offsetting movement reported under 'net insurance claims incurred and movement in policyholders' liabilities' or 'movement in present value of in-force long-term insurance business ('PVIF')'. Net earned insurance premiums rose by 3.5% as a result of increased renewals of existing policies, partly offset by lower new business premiums written. The growth in insurance premiums earned resulted in a corresponding increase in 'net insurance claims incurred and movement in policyholders' liabilities'. The increase in the movement in present value of in-force long-term insurance business was driven by new sales with a higher profit margin and a favourable change in market conditions.

General insurance income increased by 10.5%, reflecting higher distribution commission income.

Loan impairment charges and other credit risk provisions

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Net charge for impairment of loans and advances to customers:
Individually assessed impairment allowances:
- new allowances	(179)	(61)	(130)
- releases	91	57	34
- recoveries	31	7	9
	(57)	3	(87)
Net charge for collectively assessed impairment allowances	(252)	(201)	(251)
Other credit risk provisions	(28)	__	__
Loan impairment charges and other
credit risk provisions	(337)	(198)	(338)

Loan impairment charges and other credit risk provisions increased by HK$139m, or 70.2%, when compared with first half of last year, but were at the same level compared with the second half.

Individually assessed impairment charges increased from a low base of a HK$3m net release to a HK$57m net charge, due to the downgrade of a few corporate and commercial customers of Hang Seng China, partly offset by higher releases and recoveries from corporate and commercial customers in the first half of 2014.

Collectively assessed charges increased by HK$51m, or 25.4%, when compared with the first half of 2013. Impairment allowances for loans not individually identified as impaired recorded a lower release compared with the first half of 2013 as a result of the increase in customer loan balances and updated assumptions in the assessment model. Impairment charges for credit card and personal loan portfolios decreased, reflecting the revision to the collective impairment models in the first half of 2013.

Overall credit quality was relatively stable with total loan impairment allowances as a percentage of gross advances lowered to 0.23% when compared with 0.25% at last year end. The group remains cautious on the credit outlook.

Operating expenses

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Employee compensation and benefits:
- salaries and other costs	2,071	1,953	2,038
- retirement benefit costs	224	217	224
	2,295	2,170	2,262
General and administrative expenses:
- rental expenses	336	315	330
- other premises and equipment	507	519	579
- marketing and advertising expenses	381	322	391
- other operating expenses	660	586	754
	1,884	1,742	2,054
Depreciation of premises, plant
and equipment	406	376	386
Amortisation of intangible assets	55	57	56
	4,640	4,345	4,758

Cost efficiency ratio	32.1%	32.2%	32.6%

Full-time equivalent staff numbers	At 30 June	At 30 June	At 31 December
by region	2014	2013	2013
Hong Kong and others	7,894	8,014	8,001
Mainland	1,769	1,820	1,855
Total	9,663	9,834	9,856

Operating expenses increased by HK$295m, or 6.8%, compared with the first half of 2013, reflecting the bank's continued investment in new business platforms and mainland operations to support long-term business growth and capture business opportunities while continuing carefully to manage costs. Mainland-related operating expenses increased by 6.9% due to ongoing investment in enhancing Hang Seng China's infrastructure and service capabilities. Compared with the second half of 2013, operating expenses fell by HK$118m, or 2.5%.

Employee compensation and benefits increased by HK$125m, or 5.8%. Salaries and other costs increased by 6.0%, reflecting the annual salary increment and performance related remuneration. General and administrative expenses were up 8.2%, due mainly to the rise in marketing expenditure to support business growth. Rental expenses rose as a result of increased rents for branches in Hong Kong and on the Mainland. Other operating expenses also increased as a result of higher processing charges. Depreciation charges were up 8.0%, reflecting higher depreciation charges on business premises following the upward commercial property revaluation in Hong Kong.

At 30 June 2014, the group's number of full-time equivalent staff was down by 193 compared with the end of 2013.

The bank continued to focus on enhancing operational efficiency while maintaining growth momentum. With the increase in net operating income before loan impairment charges outpacing the growth in operating expenses, the cost efficiency ratio lowered by 0.1 percentage points to 32.1%.

Gains less losses from financial investments and fixed assets

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Net losses from disposal of
available-for-sale equity securities	(3)	__	__
Net gains from disposal of
available-for-sale debt securities	1	__	1
Gains less losses on disposal of
assets held for sale	__	175	2
Gains less losses on disposal of loans
and advances	2	1	4
Gains less losses on disposal of fixed
assets	(5)	(3)	(1)
	(5)	173	6

Gains less losses from financial investments and fixed assets recorded a loss of HK$5m in the first half of 2014 compared with a gain of HK$173m in the first half of 2013. The HK$175m net gain on disposal of assets held for sale in the same period last year was from the disposal of certain properties in Hong Kong.

Net gain on reclassification of Industrial Bank Co., Ltd. ('Industrial Bank') and Yantai Bank Co., Ltd. ('Yantai Bank')

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Gain on reclassification of Industrial Bank	__	8,454	__
Loss on reclassification of Yantai Bank	__	__	(297)
	__	8,454	(297)

The group recorded an accounting gain of HK$8,454m on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties in the first half of 2013.

The group recorded an accounting loss of HK$297m on the reclassification of Yantai Bank as a financial investment following an increase in its registered share capital to enable a private placement of additional share capital to a third party in the second half 2013.

Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
Figures in HK$m	2014	2013	2013

Current tax - provision for
Hong Kong profits tax
Tax for the period	1,396	1,298	1,236
Adjustment in respect of
prior periods	(96)	__	(14)

Current tax - taxation outside
Hong Kong
Tax for the period	13	52	161
Adjustment in respect of
prior periods	12	7	__

Deferred tax
Origination and reversal of
temporary differences	84	(1,052)	130
Total tax expense	1,409	305	1,513

The current tax provision is based on the estimated assessable profit for the first half of 2014, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 16.5% (the same as in 2013). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. The release in deferred tax in the first half of 2013 was mainly related to the reclassification of Industrial Bank as a financial investment.

Earnings per share

The calculation of earnings per share for the first half of 2014 is based on earnings of HK$8,468m (HK$18,468m and HK$8,210m for the first and second halves of 2013 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2013).

Dividends per share

	Half-year ended		Half-year ended		Half-year ended
		30 June		30 June	31 December
		2014		2013		2013
	HK$	HK$m	HK$	HK$m	HK$	HK$m
	per share		per share		per share

First interim	1.10	2,103	1.10	2,103	__	__
Second interim	1.10	2,103	1.10	2,103	__	__
Third interim	__	__	__	__	1.10	2,103
Fourth interim	__	__	__	__	2.20	4,206
	2.20	4,206	2.20	4,206	3.30	6,309

Segmental analysis

Hong Kong Financial Reporting Standard 8 ('HKFRS 8') requires segmental disclosure to be based on the way that the group's chief operating decision maker regards and manages the group, with the amounts reported for each reportable segment being the measures reported to the group's chief operating decision maker for the purpose of assessing segmental performance and making decisions about operating matters. In 2014, there was a change in the reportable segments information reported internally to the group's most senior executive management for the purposes of resources allocation and performance assessment. To align with the internal reporting information, the group has presented the following five reportable segments. Corresponding amounts have been restated to ensure information is provided on a basis consistent with the revised segment information. Consolidation adjustments made in preparing the group's financial statements and inter-segment elimination of income or expenses upon consolidation are included in the 'Inter-segment elimination'.

Hong Kong and other businesses segment
•
Retail Banking and Wealth Management activities offer a broad range of products and services to meet the personal banking, consumer lending and wealth management needs of individual customers. Personal banking products typically include current and savings accounts, mortgages and personal loans, credit cards, insurance and wealth management;

•
Commercial Banking activities offer a comprehensive suite of products and services to corporate, commercial and SME customers - including corporate lending, trade and receivable finance, payments and cash management, treasury and foreign exchange, general insurance, key-person insurance, investment services and corporate wealth management.

•
Global Banking and Markets provides tailored financial solutions to major corporate and institutional clients. Undertaking a long-term relationships management approach, its services include general banking, corporate lending, interest rates, foreign exchange, money markets, structured products and derivatives, etc. Global Banking and Markets also manages the funding and liquidity positions of the bank and other market risk positions arising from banking activities;

•	Other mainly represents management of shareholders' funds and investments in premises, investment properties, equity shares and subordinated debt funding;

Mainland China business segment
•	Mainland China business segment comprises the business of Hang Seng Bank (China) Limited and our share of profits from mainland associates.

(a) Segmental result

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business segments by way of internal capital allocation and fund transfer-pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective business segments and apportionment of management overheads. Bank-owned premises are reported under 'Other' segment. When these premises are utilised by Global Businesses, notional rent will be charged to the relevant business segments based on market rates.

Profit before tax contributed by the business segments for the periods stated is set out in the table below. More business segment analysis and discussion is set out in the 'Segmental analysis' section on page 11.

	Hong Kong and other businesses

	Retail Banking		Global Banking			Mainland
	and Wealth	Commercial	and			China
3BFigures in HK$m	Management	Banking	Markets	Other	Total	business	Total

Half-year ended 30 June 2014

Profit before tax	4,652	2,489	2,179	395	9,715	162	9,877
Share of profit before tax	47.1%	25.2%	22.1%	4.0%	98.4%	1.6%	100.0%
Share of profit before tax as a % of Hong Kong and other businesses	47.9%	25.6%	22.4%	4.1%	100.0%

Half-year ended 30 June 2013 (restated)

Profit before tax	4,455	2,423	2,037	1,225	10,140	8,633	18,773
Share of profit before tax	23.8%	12.9%	10.8%	6.5%	54.0%	46.0%	100.0%
Share of profit before tax as a % of Hong Kong and other businesses	43.9%	23.9%	20.1%	12.1%	100.0%

Half-year ended 31 December 2013 (restated)

Profit before tax	4,484	2,211	2,033	1,159	9,887	(164)	9,723
Share of profit before tax	46.1%	22.7%	20.9%	12.0%	101.7%	(1.7%)	100.0%
Share of profit before tax as a % of Hong Kong and other businesses	45.4%	22.4%	20.6%	11.6%	100.0%

(b) Geographic information

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

					Inter-segment
4BFigures in HK$m	Hong Kong	Mainland	Americas	Others	elimination	Total

Half-year ended 30 June 2014

Income and expense
Total operating income	20,307	996	__	100	(41)	21,362
Profit before tax	9,654	162	(8)	69	__	9,877
At 30 June 2014

Total assets	1,090,718	125,434	34	14,879	(35,101)	1,195,964
Total liabilities	984,146	115,308	5	14,482	(27,478)	1,086,463
Equity	106,572	10,126	29	397	(7,623)	109,501
Share capital	9,658	8,691	18	12	(8,721)	9,658
Interest in associates	2,149	29	__	__	__	2,178
Non-current assetsW	40,384	1,096	__	1	__	41,481

Half-year ended 30 June 2013

Income and expense
Total operating income	18,640	796	421	81	(41)	19,897
Profit before tax	9,683	8,633	404	53	__	18,773
At 30 June 2013

Total assets	1,008,809	118,176	57,583	10,996	(88,907)	1,106,657
Total liabilities	911,782	109,913	56,008	10,703	(83,830)	1,004,576
Equity	97,027	8,263	1,575	293	(5,077)	102,081
Share capital	9,559	6,224	18	12	(6,254)	9,559
Interest in associates	1,778	975	__	__	__	2,753
Non-current assetsW	37,556	1,083	__	1	__	38,640

Half-year ended 31 December 2013

Income and expense
Total operating income	18,818	899	179	90	(47)	19,939
Profit before tax	9,660	(164)	169	58	__	9,723
At 31 December 2013

Total assets	1,048,106	118,476	185	12,702	(35,739)	1,143,730
Total liabilities	943,141	108,495	48	12,356	(28,088)	1,035,952
Equity	104,965	9,981	137	346	(7,651)	107,778
Share capital	9,559	8,847	18	12	(8,877)	9,559
Interest in associates	2,032	30	__	__	__	2,062
Non-current assetsW	38,786	1,105	__	1	__	39,892

W Non-current assets consist of properties, plant and equipment, goodwill and other intangible assets.

Cash and balances at central banks

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013
		(restated)

Cash in hand	5,496	5,782	6,005
Balances at central banks	2,225	4,016	16,712
	7,721	9,798	22,717

Placings with and advances to banks

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Balances with banks	7,828	5,013	10,577
Placings with and advances to banks
maturing within one month	73,515	80,620	64,749
Placings with and advances to banks
maturing after one month
but less than one year	59,563	53,392	64,586
Placings with and advances to banks
maturing after one year	2,069	1,987	2,028
	142,975	141,012	141,940

Trading assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Treasury bills	16,108	28,206	18,336
Certificates of deposit	__	__	__
Other debt securities	8,778	5,935	5,471
Debt securities	24,886	34,141	23,807
Investment funds	35	25	28
Total trading securities	24,921	34,166	23,835
OtherW	1,292	343	8,161
Total trading assets	26,213	34,509	31,996

Debt securities:
- listed in Hong Kong	5,013	4,322	3,783
- listed outside Hong Kong	647	780	700
	5,660	5,102	4,483
- unlisted	19,226	29,039	19,324
	24,886	34,141	23,807
Investment funds:
- listed in Hong Kong	35	25	28

Total trading securities	24,921	34,166	23,835

Debt securities:
Issued by public bodies:
- central governments and central banks	21,770	33,077	22,650
- other public sector entities	__	69	__
	21,770	33,146	22,650
Issued by other bodies:
- banks	627	581	853
- corporate entities	2,489	414	304
	3,116	995	1,157
	24,886	34,141	23,807
Investment funds:
Issued by corporate entities	35	25	28
Total trading securities	24,921	34,166	23,835

W This represents the amount receivable from counterparties on trading transactions not yet settled.

Trading assets decreased by HK$5.8bn, or 18.1%, compared with the end of 2013. Trading securities rose by HK$1.1bn mainly due to increased holdings of corporate bonds. This was, however, offset by the HK$6.9bn decrease in amounts receivable from counterparties on trading transactions not yet settled.

Financial assets designated at fair value

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Debt securities	60	4,228	812
Equity shares	7,015	2,990	3,639
Investment funds	3,256	2,932	2,536
	10,331	10,150	6,987

Debt securities:
- listed in Hong Kong	11	87	103
- listed outside Hong Kong	49	468	489
	60	555	592
- unlisted	__	3,673	220
	60	4,228	812

Equity shares:
- listed in Hong Kong	2,299	1,554	2,072
- listed outside Hong Kong	4,634	1,408	1,539
	6,933	2,962	3,611
- unlisted	82	28	28
	7,015	2,990	3,639

Investment funds:
- listed in Hong Kong	509	27	32
- listed outside Hong Kong	341	741	314
	850	768	346
- unlisted	2,406	2,164	2,190
	3,256	2,932	2,536
	10,331	10,150	6,987

Debt securities:
Issued by public bodies:
- central governments and central banks	__	313	358
- other public sector entities	1	46	44
	1	359	402
Issued by other bodies:
- banks	10	3,664	208
- corporate entities	49	205	202
	59	3,869	410
	60	4,228	812

Equity shares:
Issued by banks	903	499	634
Issued by public sector entities	13	12	12
Issued by corporate entities	6,099	2,479	2,993
	7,015	2,990	3,639
Investment funds:
Issued by banks	82	__	__
Issued by corporate entities	3,174	2,932	2,536
	3,256	2,932	2,536
	10,331	10,150	6,987

Loans and advances to customers

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Gross loans and advances to customers	634,413	581,080	587,688
Less:
Loan impairment allowances:
- individually assessed	(721)	(666)	(709)
- collectively assessed	(745)	(709)	(739)
	632,947	579,705	586,240

Loan impairment allowances against loans and advances to customers

	10BIndividually	Collectively
Figures in HK$m	11Bassessed	assessed	Total

At 1 January 2014	709	739	1,448
Amounts written off	(70)	(269)	(339)
Recoveries of loans and advances
written off in previous years	31	27	58
New impairment allowances
charged to income statement	179	284	463
Impairment allowances released
to income statement	(122)	(32)	(154)
Unwinding of discount of loan
impairment allowances
recognised as 'interest income'	(3)	(2)	(5)
Exchange	(3)	(2)	(5)
At 30 June 2014	721	745	1,466

Total loan impairment allowances as a percentage of gross loans and advances to customers are as follows:

	At 30 June	At 30 June	At 31 December
	2014	2013	2013
	%	%	%

Loan impairment allowances:
- individually assessed	0.11	0.11	0.12
- collectively assessed	0.12	0.12	0.13
Total loan impairment allowances	0.23	0.23	0.25

Total loan impairment allowances as a percentage of gross loans and advances to customers were 0.23% at 30 June 2014 compared with 0.25% at the end of 2013. Individually assessed allowances as a percentage of gross loans and advances improved by one basis point to 0.11% as overall asset quality remained sound. Collectively assessed allowances as a percentage of gross loans and advances fell by one basis point to 0.12%.

Impaired loans and advances to customers and allowances

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Gross impaired loans and advances	1,292	1,289	1,311
Individually assessed allowances	(721)	(666)	(709)
	571	623	602

Individually assessed allowances as a percentage of gross impaired loans and advances	55.8%	51.7%	54.1%

Gross impaired loans and advances as a percentage of gross loans and advances to customers	0.20%	0.22%	0.22%

Impaired loans and advances to customers are those loans and advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Gross impaired loans and advances decreased by HK$19m, or 1.4%, to HK$1,292m compared with the year end of 2013, due to repayments by corporate and commercial banking customers. Gross impaired loans and advances as a percentage of gross loans and advances to customers stood at 0.20% compared with 0.22% at the year end of 2013.

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Gross individually assessed
impaired loans and advances	1,124	1,131	1,157
Individually assessed allowances	(721))	(666))	(709)
	403	465	448

Gross individually assessed
impaired loans and advances
as a percentage of
gross loans and advances to
customers	0.18%	0.19%	0.20%

Amount of collateral which
has been taken into account
in respect of individually assessed
impaired loans and advances to
customers	299	407	516

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross loans and advances to customers, only the amount of collateral up to the gross loans and advances is included.

Overdue loans and advances to customers

Loans and advances that are more than three months overdue and their expression as a percentage of gross loans and advances to customers are as follows:

At 30 June		At 30 June		At 31 December
	2014		2013		2013
HK$m	%	HK$m	%	HK$m	%

Gross loans and advances which have been overdue with respect to either principal or interest for periods of:
- more than three months but
not more than six months
- more than six months but
not more than one year
- more than one year

168	__	140	__	121	__

100	__	50	__	73	__
640	0.1	681	0.1	637	0.1
908	0.1	871	0.1	831	0.1

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period end. Loans and advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period end. Loans and advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice or when the loans and advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue loans and advances increased by HK$77m, or 9.3%, to HK$908m compared with last year end. Overdue loans and advances as a percentage of gross loans and advances to customers stood at 0.1%.

Rescheduled loans and advances to customers

Rescheduled loans and advances to customers and their expression as a percentage of gross loans and advances to customers are as follows:

	At 30 June		At 30 June		At 31 December
		2014		2013		2013
	HK$m	%	HK$m	%	HK$m	%
Rescheduled loans and
advances to customers	139	__	167	__	123	__

Rescheduled loans and advances to customers are those loans and advances that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled loan and advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled loans and advances to customers which have been overdue for more than three months under the rescheduled terms are reported as overdue loans and advances.

Rescheduled loans and advances stood at HK$139m at 30 June 2014, an increase of HK$16m, or 13.0% compared with last year end, representing 0.02% of gross loans and advances to customers.

Segmental analysis of loans and advances to customers by geographical area

Loans and advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when a loan is guaranteed by a party located in an area that is different from that of the counterparty.

Figures in HK$m	At 30 June 2014
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	527,996	869	828	530	615
Rest of Asia-Pacific	99,370	253	78	191	121
Others	7,047	2	2	__	9
	634,413	1,124	908	721	745

Figures in HK$m	At 30 June 2013
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	467,327	886	715	498	545
Rest of Asia-Pacific	106,461	212	150	163	153
Others	7,292	33	6	5	11
	581,080	1,131	871	666	709

Figures in HK$m	At 31 December 2013
	Gross loans and advances	Individually impaired loans and advances	Overdue loans and advances	Individually assessed allowances	Collectively assessed allowances

Hong Kong	480,545	924	642	527	589
Rest of Asia-Pacific	99,987	233	189	182	140
Others	7,156	__	__	__	10
	587,688	1,157	831	709	739

Gross loans and advances to customers by industry sector

The analysis of gross loans and advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

	At 30 June	At 30 June	At 31 December
5BFigures in HK$m	2014	2013	2013

Gross loans and advances to customers for use in Hong Kong

Industrial, commercial and
financial sectors
Property development	42,019	28,551	30,529
Property investment	111,550	99,722	100,912
Financial concerns	3,709	4,566	2,773
Stockbrokers	2,937	402	304
Wholesale and retail trade	24,979	19,850	21,912
Manufacturing	20,811	17,252	17,372
Transport and transport equipment	7,306	6,072	6,289
Recreational activities	137	224	160
Information technology	1,581	1,968	1,870
Other	35,958	32,751	35,664
	250,987	211,358	217,785
Individuals
Loans and advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme

	14,972	13,619	14,452
Loans and advances for the purchase of other residential properties
	134,413	129,733	131,305
Credit card loans and advances	21,554	20,081	21,419
Other	17,265	14,333	14,431
	188,204	177,766	181,607
Total gross loans and advances for use in Hong Kong
	439,191	389,124	399,392
Trade finance	51,737	62,892	52,117
Gross loans and advances for use outside Hong Kong
	143,485	129,064	136,179
Gross loans and advances to customers	634,413	581,080	587,688

Gross loans and advances to customers grew by HK$46.7bn, or 8.0%, to HK$634.4bn compared with the end of 2013.

Loans and advances for use in Hong Kong increased by HK$39.8bn, or 10.0%. Lending to the industrial, commercial and financial sectors grew by 15.2%. Lending to property development and property investment increased by 37.6% and 10.5% respectively. Lending to stockbrokers grew by HK$2.6bn mainly from financing granted to stockbroking companies relating to several initial public offerings at the end of June 2014. The bank's continued efforts to support local business saw lending to wholesale and retail trade and manufacturing sectors grew by 14.0% and 19.8% respectively.

Lending to individuals increased by 3.6% compared with the last year end. The bank was able to maintain its market share for the mortgage business based on comprehensive product suite and thus residential mortgage lending to individuals rose by 2.4% compared with the end of 2013. Credit card advances were broadly at the same level as last year end. Other loans to individuals grew by 19.6%, reflecting the success of the bank in expanding its consumer finance business.

Loans and advances for use outside Hong Kong rose by 5.4%, compared with the end of 2013, driven largely by lending on the Mainland. Lending by Hang Seng China increased by 1.9% to HK$62.3bn, underpinned by the expansion of renminbi lending to corporate and commercial customers as well as residential mortgages. The group employed a cautious approach to lending on the Mainland and will continue to strengthen its prudent credit policies in light of the more difficult operating conditions for mainland businesses.

Financial investments

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Available-for-sale at fair value:
- debt securities	200,179	166,288	183,344
- equity shares	26,851	26,103	27,948
- investment funds	45	43	48
Held-to-maturity debt securities
at amortised cost	70,228	70,935	71,505
	297,303	263,369	282,845

Fair value of held-to-maturity debt securities	71,753	72,386	72,014

Treasury bills	105,192	75,014	91,811
Certificates of deposit	10,550	10,980	9,729
Other debt securities	154,665	151,229	153,309
Debt securities	270,407	237,223	254,849
Equity shares	26,851	26,103	27,948
Investment funds	45	43	48
	297,303	263,369	282,845
Debt securities:
- listed in Hong Kong	14,045	12,676	11,709
- listed outside Hong Kong	65,153	58,976	67,778
	79,198	71,652	79,487
- unlisted	191,209	165,571	175,362
	270,407	237,223	254,849
Equity shares:
- listed in Hong Kong	69	65	67
- listed outside Hong Kong	25,946	25,753	26,897
	26,015	25,818	26,964
- unlisted	836	285	984
	26,851	26,103	27,948
Investment funds:
- unlisted	45	43	48
	297,303	263,369	282,845

Fair value of listed financial investments	105,873	97,781	106,674

Debt securities:
Issued by public bodies:
- central governments and central banks	148,193	110,094	127,599
- other public sector entities	26,681	27,655	27,680
	174,874	137,749	155,279
Issued by other bodies:
- banks	64,892	70,860	69,189
- corporate entities	30,641	28,614	30,381
	95,533	99,474	99,570
	270,407	237,223	254,849
Equity shares:
Issued by banks	26,441	25,753	27,510
Issued by corporate entities	410	350	438
	26,851	26,103	27,948
Investment funds:
Issued by corporate entities	45	43	48
	297,303	263,369	282,845

Debt securities by rating agency designation

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

AA- to AAA	201,920	184,183	187,387
A- to A+	59,592	43,799	59,463
B+ to BBB+	6,765	6,872	5,714
Unrated	2,130	2,369	2,285
	270,407	237,223	254,849
Financial investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time.

Available-for-sale financial investments may be sold in response to needs for liquidity or changes in the market environment, and are carried at fair value with the gains and losses from changes in fair value recognised through equity reserves. Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at premiums or discounts, the carrying value of the securities are adjusted to reflect the effective interest rate of the debt securities taking into account such premiums and discounts.

Financial investments rose by HK$14.5bn, or 5.1%, compared with the last year end. Debt securities investments increased by HK$15.6bn. Equity shares declined by HK$1.1bn, reflecting the fair value change of the bank's investment in Industrial Bank. Available-for-sale financial investments are tested for impairment when there is an indication that the investment may be impaired. The group's policy is to recognise an impairment loss where there is a 'significant' or 'prolonged' decline in the fair value of an equity investment. At 30 June 2014, the fair value of the bank's investment in Industrial Bank, an 'available-for-sale' financial investment, was HK$25.9bn, 10% below the deemed cost of HK$28.8bn. In accordance with the group's policy, no impairment loss has been recognised at 30 June 2014. If the fair value remains below the deemed cost in the second half of 2014, an impairment loss may be recognised in the income statement. In subsequent periods, any further decline in fair value below the level at which the initial impairment loss was recognised, may be reflected in the income statement for the relevant period as additional impairment losses.

At 30 June 2014, about 99.0% of the group's holdings of debt securities were assigned investment grade ratings by rating agencies. The unrated debt securities were issued by subsidiaries of investment-grade banks and are guaranteed by their corresponding holding companies. These notes rank equally with all of the respective guarantors' other senior debt obligations. The group did not hold any investments in structured investment vehicles or any sub-prime related assets such as collateralised debt obligations, mortgage-backed securities and other asset-backed securities.

Interest in associates

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Share of net assets	2,178	2,597	2,062
Intangible assets	__	15	__
Goodwill	__	141	__
	2,178	2,753	2,062

Intangible assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Present value of in-force long-term
insurance business	8,005	6,625	7,198
Internally developed software	369	390	378
Acquired software	76	59	69
Goodwill	329	329	329
	8,779	7,403	7,974

Other assets

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013
		(restated)

Items in the course of collection
from other banks	6,912	5,540	4,743
Bullion	3,392	4,379	4,184
Prepayments and accrued income	3,972	3,245	3,519
Assets held for sale	5	4	9
Acceptances and endorsements	6,928	6,057	6,351
Retirement benefit assets	38	42	40
Other accounts	4,963	2,702	3,559
	26,210	21,969	22,405
Gold bullion balances were reclassified from 'Cash and balances at central banks' to 'Other assets' in the second half of 2013 to reflect better the substance of the gold lending business. 30 June 2013 comparatives have been restated accordingly.

Current, savings and other deposit accounts

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Current, savings and
other deposit accounts:
- as stated in consolidated
balance sheet	860,092	779,884	824,996
- structured deposits reported as
trading liabilities	47,042	39,990	34,489
	907,134	819,874	859,485
By type:
- demand and current accounts	73,367	68,142	74,664
- savings accounts	525,172	483,341	526,403
- time and other deposits	308,595	268,391	258,418
	907,134	819,874	859,485

Certificates of deposit and other debt securities in issue

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Certificates of deposit and
other debt securities in issue:
- as stated in consolidated
balance sheet	9,904	11,022	8,601
- structured certificates of deposit
and other debt securities in issue
reported as trading liabilities	3,743	1,312	1,615
	13,647	12,334	10,216

By type:
- certificates of deposit in issue	8,660	11,022	8,601
- other debt securities in issue	4,987	1,312	1,615
	13,647	12,334	10,216

Customer deposits, including current, savings and other deposits accounts, certificates of deposit and other debt securities in issue recorded growth of 5.9% to HK$920.8bn at 30 June 2014 from last year end. Structured deposits, certificates of deposit and other debt securities in issue increased as instruments with yield enhancement features gained popularity. Deposits with Hang Seng China also rose by 5.8%, driven mainly by renminbi deposits. In June, Hang Seng China successfully raised RMB1bn in Hong Kong through its debut offshore renminbi bond issue with a positive response from a diverse group of investors.

At 30 June 2014, the advances-to-deposits ratio was 68.7%, compared with 67.4% at 31 December 2013.

Trading liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Structured certificates of deposit and
other debt securities in issue	3,743	1,312	1,615
Structured deposits	47,042	39,990	34,489
Short positions in securities and others	14,928	26,447	26,013
	65,713	67,749	62,117

Other liabilities

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Items in the course of transmission
to other banks	8,759	8,034	6,987
Accruals	3,247	3,052	3,330
Acceptances and endorsements	6,956	6,057	6,351
Retirement benefit liabilities	1,768	1,682	1,772
Other	3,721	2,049	2,027
	24,451	20,874	20,467

Subordinated liabilities

		At 30 June	At 30 June	At 31 December
Figures in HK$m		2014	2013	2013

Nominal value	Description

Amount owed to HSBC Group undertakings

US$775m	Floating rate
	subordinated loan debt
	due December 2020	6,007	6,011	6,009

US$450m	Floating rate
	subordinated loan debt
	due July 2021	3,488	3,491	3,489

US$300m	Floating rate
	subordinated loan debt
	due July 2022	2,325	2,327	2,326
		11,820	11,829	11,824

Representing:
- measured at amortised cost		11,820	11,829	11,824

The outstanding subordinated loan debts serve to help the bank maintain a balanced capital structure and support business growth.

Shareholders' funds

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Share capital	9,658	9,559	9,559
Retained profits	83,215	76,633	78,679
Premises revaluation reserve	15,200	14,628	14,904
Cash flow hedging reserve	3	2	6
Available-for-sale investment reserve
- on debt securities	136	(141)	(113)
- on equity securities	(2,596)	(2,743)	(1,505)
Capital redemption reserve	__	99	99
Other reserves	1,782	1,941	1,943
Total reserves	97,740	90,419	94,013
	107,398	99,978	103,572
Proposed dividends	2,103	2,103	4,206
Shareholders' funds	109,501	102,081	107,778

Return on average shareholders' fundsW	15.9%	35.9%	15.3%
W For the half-year ended

Shareholders' funds (excluding proposed dividends) grew by HK$3,826m, or 3.7%, to HK$107,398m at 30 June 2014. Retained profits rose by HK$4,536m, mainly reflecting the growth in attributable profit after the appropriation of interim dividends during the period. The premises revaluation reserve increased by HK$296m, reflecting the commercial property market movement during the first half of 2014.

The available-for-sale investment reserve for equity securities recorded a deficit of HK$2,596m compared with a deficit of HK$1,505m at 2013 year end, reflecting mainly the fair value change of the bank's investment in Industrial Bank during the period.

The capital redemption reserve of HK$99m has been included in share capital under the Hong Kong New Companies Ordinance (Cap. 622) which became effective on 3 March 2014. Please refer to the section 'The New Hong Kong Companies Ordinance (Cap. 622)' on page 66 for details.

The return on average shareholders' funds was 15.9%, compared with 35.9% for the first half of 2013. Excluding the Industrial Bank reclassification, the return on average shareholders' funds was 16.6%, compared with 19.0% for the first half of 2013.

There was no purchase, sale or redemption by the bank, or any of its subsidiaries, of the bank's securities during the first half of 2014.

Capital management

The following tables show the capital ratios, risk-weighted assets and capital base as contained in the 'Capital Adequacy Ratio' return required to be submitted to the Hong Kong Monetary Authority ('HKMA') by the bank on a consolidated basis that is specified by the HKMA under the requirements of section 3C(1) of the Banking (Capital) Rules.

The group uses the advanced internal ratings-based approach to calculate its credit risk for the majority of its non-securitisation exposures. For market risk, the group uses an internal models approach to calculate its general market risk for the risk categories of interest rate and foreign exchange (including gold bullion) exposures and the standardised (market risk) approach for calculating other market risk positions. For operational risk, the group uses the standardised (operational risk) approach to calculate its operational risk.

The basis of consolidation for the calculation of capital ratios under the Banking (Capital) Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are 'regulated financial entities' (e.g. insurance and securities companies) as defined by the Banking (Capital) Rules. Accordingly, the investment cost of these unconsolidated regulated financial entities is deducted from the capital base.

The bank and its subsidiaries maintain a regulatory reserve to satisfy the provisions of the Banking Ordinance and local regulatory requirements for prudential supervision purposes. At 30 June 2014, the effect of this requirement is to restrict the amount of reserves which can be distributed to shareholders by HK$6,063m (31 December 2013: HK$5,440m).

There are no relevant capital shortfalls in any of the group's subsidiaries at 30 June 2014 (31 December 2013: nil) which are not included in its consolidation group for regulatory purposes.
During the period, the group has complied with all of the externally imposed capital requirements by the HKMA.

(a) Capital base

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Common equity tier 1 ('CET1') capital
Shareholders' equity	98,313	93,464	98,068
- Shareholders' equity per balance sheet	109,501	102,081	107,778
- Unconsolidated subsidiaries	(11,188)	(8,617)	(9,710)
Regulatory deductions to CET1 capital	(44,560)	(40,027)	(41,329)
- Cash flow hedging reserve	(1)	(3)	(6)
- Changes in own credit risk on fair valued
liabilities	(5)	(109)	(4)
- Property revaluation reserves1	(21,006)	(20,019)	(20,481)
- Regulatory reserve	(6,063)	(5,213)	(5,440)
- Intangible assets	(400)	(565)	(401)
- Defined benefit pension fund assets	(31)	__	(33)
- Deferred tax assets net of deferred tax liabilities	(41)	__	(43)
- Valuation adjustments	(156)	(219)	(180)
- Significant capital investments in unconsolidated
financial sector entities	(6,019)	__	(500)
- Excess AT1 deductions	(10,838)	(13,899)	(14,241)

Total CET1 capital	53,753	53,437	56,739

Additional tier 1 ('AT1') capital
Total AT1 capital before regulatory deductions	__	__	__
Regulatory deductions to AT1 capital	__	__	__
- Significant capital investments in
unconsolidated financial sector entities	(10,838)	(13,899)	(14,241)
- Excess AT1 deductions	10,838	13,899	14,241

Total AT1 capital	__	__	__
Total tier 1 ('T1') capital	53,753	53,437	56,739

Tier 2 ('T2') capital

Total T2 capital before regulatory deductions	22,113	22,344	22,518
- Term subordinated debt	9,921	10,880	10,872
- Property revaluation reserves1	9,453	9,009	9,216
- Impairment allowances and regulatory reserve eligible for inclusion in T2 capital	2,739	2,455	2,430
Regulatory deductions to T2 capital	(10,838)	(13,899)	(14,241)
- Significant capital investments in unconsolidated financial sector entities	(10,838)	(13,899)	(14,241)

Total T2 capital	11,275	8,445	8,277
Total capital	65,028	61,882	65,016

1 Includes the revaluation surplus on investment properties which is reported as part of retained profits and related adjustments made in accordance with the Banking (Capital) Rules issued by the HKMA.

The following table shows the pro-forma Basel III end point basis position once all transitional arrangements have been phased out based on the Transition Disclosures Template. It should be noted that the pro-forma Basel III end point basis position takes no account of, for example, any future profits or management actions. In addition, the current regulations or their application may change before full implementation. Given this, the final impact on the group's capital ratios may differ from the pro-forma position, which is a mechanical application of the current rules to the balance sheet at 30 June 2014; it is not a projection. On this pro-forma basis, the group's CET1 capital ratio is 9.4%, which is above the Basel III minimum requirement, including the capital conservation buffer.

Reconciliation of regulatory capital from transitional basis to a pro-forma Basel III end point basis

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

CET1 capital on a transitional basis	53,753	53,437	56,739
Transitional provisions
- Significant capital investments in
unconsolidated financial sector entities	(21,676)	(27,798)	(28,482)
Excess AT1 deductions	10,838	13,899	14,241
CET1 capital end point basis	42,915	39,538	42,498

AT1 capital on a transitional basis	__	__	__
Transitional provisions
- Significant capital investments in
unconsolidated financial sector entities	10,838	13,899	14,241
Excess AT1 deductions	(10,838)	(13,899)	(14,241)
AT1 capital end point basis	__	__	__

T2 capital on a transitional basis	11,275	8,445	8,277
Grandfathered instruments
- Term subordinated debt	(7,596)	(8,553)	(8,546)
Transitional provisions
- Significant capital investments in
unconsolidated financial sector entities	10,838	13,899	14,241
T2 capital end point basis	14,517	13,791	13,972

(b) Risk-weighted assets by risk type

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Credit risk	410,284	350,616	365,077
Market risk	3,918	2,534	4,293
Operational risk	42,628	39,361	41,100
Total	456,830	392,511	410,470

(c) Capital ratios (as a percentage of risk-weighted assets)

The capital ratios on a consolidated basis calculated in accordance with the Banking (Capital) Rules are as follows:

	At 30 June	At 30 June	At 31 December
	2014	2013	2013

CET1 capital ratio	11.8%	13.6%	13.8%
Tier 1 capital ratio	11.8%	13.6%	13.8%
Total capital ratio	14.2%	15.8%	15.8%

(d) Capital instruments

The following is a summary of the group's CET1 and tier 2 capital instruments:

	Amount recognised in regulatory capital
	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

CET1 capital instruments issued by the bank
Ordinary shares:
1,911,842,736 issued and fully paid ordinary
shares	9,658	9,559	9,559

Tier 2 capital instruments
Issued by the bank:
Subordinated loan due 2020
(nominal value: US$775m)	4,806	5,410	5,407
Subordinated loan due 2021
(nominal value: US$450m)	2,790	3,143	3,139
Subordinated loan due 2022
(nominal value: US$300m)	2,325	2,327	2,326

(e) Additional information

To comply with the Banking (Disclosure) Rules ('BDR'), the following capital information can be found in the Regulatory Disclosures section of our website www.hangseng.com:

•	A description of the main features and the full terms and conditions of the group's capital instruments.

•	A detailed breakdown of the group's CET1 capital, AT1 capital, T2 capital and regulatory deductions, using the standard template as specified by the HKMA.

•	A full reconciliation between the group's accounting and regulatory balance sheets, using the standard template as specified by the HKMA.

Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended	Half-year ended	Half-year ended
	30 June	30 June	31 December
	2014	2013	2013
The bank and its subsidiaries
designated by the HKMA	34.5%	35.8%	33.9%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Half-year ended		Half-year ended
	30 June	30 June
	2014	2013
6BFigures in HK$m		(restated)

Operating profit	9,496	8,934
Net interest income	(9,671)	(8,969)
Dividend income	(5)	(4)
Loan impairment charges and other credit risk provisions	337	198
Depreciation	406	376
Amortisation of intangible assets	55	57
Amortisation of available-for-sale investments	20	49
Loans and advances written off net of recoveries	(281)	(233)
Movement in present value of in-force long-term insurance
business	(807)	(622)
Interest received	12,439	10,794
Interest paid	(3,088)	(2,306)
Operating profit before changes in working capital	8,901	8,274
Change in treasury bills and certificates of deposit
with original maturity more than three months	(18,983)	7,728
Change in placings with and advances to banks
maturing after one month	5,023	7,923
Change in trading assets	6,541	2,537
Change in derivative financial instruments	929	1,126
Change in reverse repurchase agreements - non trading	(2,309)	__
Change in loans and advances to customers	(46,464)	(43,428)
Change in other assets	(4,376)	(3,925)
Change in current, savings and other deposit accounts	35,094	10,737
Change in repurchase agreements - non trading	1,837	1,625
Change in deposits from banks	(491)	(5,726)
Change in trading liabilities	3,596	7,896
Change in certificates of deposit and other debt securities in issue	1,303	(269)
Change in other liabilities	4,485	3,660
Elimination of exchange differences and other non-cash items	(1,774)	5,444
Cash (used in)/generated from operating activities	(6,688)	3,602
Taxation (paid)/recovered	(145)	5
Net cash (outflow)/inflow from operating activities	(6,833)	3,607

(b) Analysis of the balances of cash and cash equivalents

	At 30 June	At 30 June
7BFigures in HK$m	8B2014	9B2013
		(restated)

Cash and balances at central banks	7,721	9,798
Balances with banks	7,828	5,013
Items in the course of collection from other banks	6,912	5,540
Placings with and advances to banks
maturing within one month	69,933	78,729
Treasury bills	18,592	9,931
Less: Items in the course of transmission to other
banks	(8,759)	(8,034)
	102,227	100,977

Contingent liabilities, commitments and derivatives

	At 30 June	At 30 June	At 31 December
Figures in HK$m	2014	2013	2013

Direct credit substitutes	11,905	6,973	8,977
Transaction-related contingencies	2,097	1,546	1,821
Trade-related contingencies	16,063	14,443	14,922
Forward asset purchases	34	32	43
Commitments that are unconditionally cancellable without prior notice	256,666	247,537	243,895
Commitments which have an original
maturity of not more than one year	4,283	6,652	3,723
Commitments which have an original
maturity of more than one year	23,000	27,469	24,620
Contract amounts	314,048	304,652	298,001
Risk-weighted amounts	32,290	33,336	30,818

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2014

Exchange rate contracts:
Spot and forward foreign exchange	547,644	3,589	1,207
Other exchange rate contracts	146,415	7,709	6,805
	694,059	11,298	8,012
Interest rate contracts:
Interest rate swaps	230,015	1,370	447
Other interest rate contracts	981	__	__
	230,996	1,370	447

Other derivative contracts	5,529	399	212

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 30 June 2013

Exchange rate contracts:
Spot and forward foreign exchange	449,358	2,740	777
Other exchange rate contracts	177,483	6,718	5,654
	626,841	9,458	6,431
Interest rate contracts:
Interest rate swaps	251,150	1,802	555
Other interest rate contracts	194	__	__
	251,344	1,802	555

Other derivative contracts	5,198	391	182

		Credit	Risk-
	Contract	equivalent	weighted
Figures in HK$m	amounts	amounts	amounts

At 31 December 2013

Exchange rate contracts:
Spot and forward foreign exchange	537,659	4,414	1,133
Other exchange rate contracts	108,223	3,651	2,570
	645,882	8,065	3,703
Interest rate contracts:
Interest rate swaps	225,524	2,021	626
Other interest rate contracts	78	__	__
	225,602	2,021	626

Other derivative contracts	6,044	423	188

The credit equivalent amounts are calculated for the purpose of deriving the risk-weighted amounts. The nominal contract amounts, credit equivalent amounts, risk-weighted amounts and the consolidation basis for the periods indicated were calculated in accordance with the Banking (Capital) Rules issued by the HKMA.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio management and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivative financial instruments are held for trading, designated at fair value, or designated as either fair value or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 30 June 2014		At 30 June 2013		At 31 December 2013
Figures in HK$m	Trading	Hedging	Trading	Hedging	Trading	Hedging

Contract amounts:
Interest rate contracts	192,187	39,367	215,933	35,799	193,353	32,249
Exchange rate contracts	907,196	2,659	888,359	4,992	802,099	3,463
Other derivative contracts	13,273	__	15,617	__	9,988	__
	1,112,656	42,026	1,119,909	40,791	1,005,440	35,712

Derivative assets:
Interest rate contracts	880	72	1,257	94	1,553	109
Exchange rate contracts	4,771	417	2,505	793	4,253	667
Other derivative contracts	156	__	103	__	64	__
	5,807	489	3,865	887	5,870	776

Derivative liabilities:
Interest rate contracts	764	692	1,061	956	1,348	715
Exchange rate contracts	4,270	9	2,451	38	3,019	6
Other derivative contracts	90	__	311	__	158	__
	5,124	701	3,823	994	4,525	721

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs.

Additional information

1.	Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.
Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2013 ('2013 accounts') which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 24 February 2014.

Disclosures required by the Banking (Disclosure) Rules issued by the HKMA are contained in the bank's Interim Report which will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release.

Except as described below, the accounting policies and methods of computation adopted by the group for this news release are consistent with those described on pages 144 to 164 of the 2013 accounts.

During the period, the group has adopted the following amendments to standards and standard interpretations which had insignificant or no effect on the group's consolidated financial statements.

•	Amendments to Hong Kong Accounting Standard ('HKAS') 32 'Offsetting Financial Assets and Financial Liabilities'

•	Amendments to HKAS 39 'Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting'

•	Amendments to Hong Kong Financial Reporting Standard ('HKFRS') 10, HKFRS 12 and HKAS 27 'Investment Entities'

•	Amendments to HKAS 36 'Impairment of Assets: Recoverable Amounts Disclosures for Non-Financial Assets'

•	Hong Kong (International Financial Reporting Standards Interpretations Committee) 'HK(IFRIC)' Interpretation 21 'Levies'

2. The New Hong Kong Companies Ordinance (Cap. 622)

The New Hong Kong Companies Ordinance ('NCO') (Cap. 622) came into effect on 3 March 2014. On this effective date, the concept of par (nominal) value no longer exist. Consequently, the concepts of 'share premium', 'capital redemption reserve' and 'authorised share capital' are also abolished. Any amount received for issuing equity shares of a company should be recorded as part of 'share capital'. The effect of the transition is to subsume share premium account and capital redemption reserve balances into share capital as set out in section 37 of Schedule 11 to the NCO (Cap. 622). Prior to 3 March 2014, the application of the share premium account and the capital redemption reserve was governed by sections 48B and 49H respectively of the predecessor Hong Kong Companies Ordinance (Cap. 32).

As at 31 December 2013, 1,911,842,736 ordinary shares of the bank, with par value of $5 each, were authorised for issue. Under the NCO (Cap. 622), as part of the transition to the no-par value regime, the amount of HK$99m standing to the credit of the capital redemption reserve on 3 March 2014 have become part of the bank's share capital, under the NCO (Cap. 622).

These changes do not have an impact on the number of shares in issue or the relative entitlement of any of the members.

3.	Changes in presentation

From 1 January 2014, non-trading reverse repurchase agreements and repurchase agreements are presented as separate lines in the balance sheet to align disclosure with market practice and provide more meaningful information in relation to loans and advances. Previously, non-trading reverse repurchase agreements were included within 'Placings with and advances to banks' and 'Loans and advances to customers' and non-trading repurchase agreements were included within 'Deposits from banks' and 'Current, savings and other deposit accounts'.

The group has also changed the balance sheet line item, 'Cash and balances with banks' to 'Cash and balances at central banks'. 'Balances with banks', is now included within 'Placings with and advances to banks'.

Comparative figures have been presented accordingly and the affected lines are shown below. There are no other effects of this change in presentation.

Figures in HK$m	As disclosed	Adjustments	As restated

31 December 2013 consolidated balance sheet items
Assets

Cash and balances with banks/ Cash and balances at central banks	33,294	(10,577)	22,717
Placings with and advances to banks	131,363	10,577	141,940

30 June 2013 consolidated balance sheet items

Assets

Cash and balances with banksW/ Cash and balances at central banks	14,811	(5,013)	9,798
Placings with and advances to banks	135,999	5,013	141,012

Liabilities

Repurchase agreements - non trading	__	1,625	1,625
Deposits from banks	15,790	(1,625)	14,165

W The balance as disclosed under 'Cash and balances with banks' at 30 June 2013 was HK$19,190m. After adjusting the gold bullion balances of HK$4,379m as set out under 'Other assets', the revised 'Cash and balances with banks' was HK$14,811m.

4.	Comparative figures

Certain comparative figures have been adjusted to conform with current period's presentation.

5.	The appointment of PricewaterhouseCoopers LLP ('PwC') as the group's auditor

The Board of the bank announces its intention to ask its shareholders to approve the appointment of PricewaterhouseCoopers LLP ('PwC') as its auditor for the year ending 31 December 2015, upon the expiry of the term of appointment of its incumbent auditor, KPMG, at the bank's Annual General Meeting in 2015.

The proposed appointment has been reviewed and is recommended by the bank's Audit Committee and the Board after taking into account the totality of relevant factors.

KPMG (previously known as Peat, Marwick, Mitchell & Co.) has been the auditor of the group since 1955. Nevertheless, the bank considers that the appointment of PwC, being an equally professional and qualified audit firm with extensive expertise and experience in the audit of financial institutions, will align the audit arrangements between the bank and the parent company with a view to enhancing the efficiency and effectiveness of the audit in terms of both cost and audit process. Such appointment will not lead to any adverse cost implication as PwC has offered a competitive fee quotation for undertaking the audit work.

KPMG, the bank's current auditor, will continue in the role and will undertake the audit of the group's consolidated accounts for the year ending 31 December 2014, having been reappointed at the 2014 Annual General Meeting, in order to facilitate a smooth transition. Following finalisation of the terms of the engagement of PwC, the appointment of PwC will be recommended to shareholders for approval at the 2015 Annual General Meeting.

The Board looks forward to a constructive and professional relationship with PwC in support of the Audit Committee's responsibility for oversight over the integrity of financial reporting.

There are no matters in connection with KPMG's prospective retirement as auditors which, in the view of the Board, need to be brought to the attention of shareholders.

In accordance with the statutory and regulatory requirements in Hong Kong, the Board will receive from KPMG, upon their retirement as auditor, notification of any circumstances which need to be brought to the attention of either the creditors or shareholders of the bank.

6.	Accounting treatment for Industrial Bank and Yantai Bank

Industrial Bank

The group recorded an accounting gain of HK$9,517m (The accounting gain included the deemed disposal profit on the reclassification of HK$8,454m and the release of deferred tax of HK$1,063m) on the reclassification of Industrial Bank as a financial investment following its issue of additional share capital to third parties in the first half of 2013.

Since there are significant financial implications as a result of the change in accounting treatment for Industrial Bank, the key financial results and performance metrics are not directly comparable when comparing the first half 2014 with the same period last year. For the sake of comparison, we have prepared the following key financial results and performance metrics by excluding the accounting gain in the first half of 2013.

	As reported			Excluding Industrial Bank reclassification
	Half-year ended 30 June 2014	Half-year ended 30 June 2013	ChangeW	Half-year ended 30 June 2014	Half-year ended 30 June 2013	ChangeW

Attributable profit	8,468	18,468	-54.1%	8,468	8,951	-5.4%
Profit before tax	9,877	18,773	-47.4%	9,877	10,319	-4.3%
Return on average shareholders' funds (%)	15.9	35.9	-20.0pp	16.6	19.0	-2.4pp
Return on average total assets (%)	1.5	3.4	-1.9pp	1.5	1.7	-0.2pp
Earnings per share (HK$)	4.43	9.66	-54.1%	4.43	4.68	-5.3%

W Change in 'pp' represents change in percentage points.

Yantai Bank

The group recorded an accounting loss of HK$297m on the reclassification of Yantai Bank as a financial investment following an increase in its registered share capital to enable a private placement of additional share capital to a third party in the second half of 2013. Since then, the fair value of the Bank's investment in Yantai Bank had been below the carrying amount at 30 June 2014. The group will continue to perform an impairment review of its investment in Yantai Bank at each balance sheet date in accordance with the group's accounting policy on impairment of available-for-sale financial assets and, if appropriate, would recognise an impairment charge.

7. Property revaluation

The group's premises and investment properties were revalued at 30 June 2014 by DTZ Debenham Tie Leung Limited. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of property was market value which is consistent with the definition of fair value under HKFRS 13 'Fair Value Measurement' and takes into account the highest and best use of the property from the perspective of market participants. The highest and best use takes into account the use of the property that is physically possible, legally permissible and financially feasible as described in HKFRS 13. The net revaluation surplus for Group premises amounted to HK$612m was credited to the premises revaluation reserve. The related deferred tax provision for Group premises was HK$103m. Revaluation gains of HK$230m on investment properties (excluding the revaluation gain on properties backing insurance contracts) were recognised through the income statement.

The revaluation exercise also covered business premises and investment properties reclassified as properties held for sale. There was no revaluation gain recognised through the income statement during the period.

8. Foreign currency positions

At 30 June 2014, the US dollar ('US$') was the currency in which the group had non-structural foreign currency positions that were not less than 10% of the total net position in all foreign currencies. The group also had a Chinese renminbi ('RMB') structural foreign currency position, which was not less than 10% of the total net structural position in all foreign currencies.

Figures in HK$m	US$	RMB	AUD	EUR	JPY	Other foreign currencies	Total foreign currencies

At 30 June 2014

Non-structural position
Spot assets	185,629	152,815	17,195	4,576	31,715	18,360	410,290
Spot liabilities	(162,374)	(146,419)	(23,554)	(8,107)	(6,006)	(29,681)	(376,141)
Forward purchases	310,445	148,522	10,793	9,173	8,943	22,598	510,474
Forward sales	(328,858)	(154,612)	(4,420)	(6,092)	(34,527)	(11,027)	(539,536)
Net options position	60	(225)	54	82	__	13	(16)
Net long/(short)
non-structural position	4,902	81	68	(368)	125	263	5,071

Structural position	205	36,392	__	__	__	601	37,198

Figures in HK$m	US$	RMB	AUD	EUR	JPY	Other foreign currencies	Total foreign currencies

At 30 June 2013

Non-structural position
Spot assets	173,526	147,750	44,328	12,303	6,417	39,256	423,580
Spot liabilities	(154,308)	(128,555)	(49,486)	(10,226)	(3,194)	(45,435)	(391,204)
Forward purchases	271,887	113,794	10,107	7,496	11,096	13,150	427,530
Forward sales	(292,423)	(129,830)	(5,115)	(9,675)	(13,937)	(6,807)	(457,787)
Net options position	753	(156)	(209)	(76)	(48)	(299)	(35)
Net long/(short)
non-structural position	(565)	3,003	(375)	(178)	334	(135)	2,084

Structural position	205	34,011	__	__	__	478	34,694

Figures in HK$m	US$	RMB	AUD	EUR	JPY	Other foreign currencies	Total foreign currencies

At 31 December 2013

Non-structural position
Spot assets	176,324	157,293	20,569	4,807	24,445	19,772	403,210
Spot liabilities	(154,695)	(137,449)	(26,347)	(7,621)	(3,046)	(29,731)	(358,889)
Forward purchases	287,769	132,637	13,358	7,320	10,063	18,754	469,901
Forward sales	(310,493)	(150,555)	(7,658)	(4,610)	(31,453)	(8,619)	(513,388)
Net options position	404	(146)	(15)	__	(38)	(177)	28
Net long/(short)
non-structural position	(691)	1,780	(93)	(104)	(29)	(1)	862

Structural position	205	37,530	__	__	__	535	38,270

9. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14%-owned, subsidiary of HSBC Holdings plc.

10. Register of shareholders

The register of shareholders of the bank will be closed on Wednesday, 20 August 2014, during which time no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Tuesday, 19 August 2014. The second interim dividend will be payable on Thursday, 4 September 2014, to shareholders whose names appear on the register of shareholders of the bank on Wednesday, 20 August 2014. Shares of the bank will be traded ex-dividend as from Monday, 18 August 2014.

11. Proposed timetable for the remaining 2014 quarterly dividends

	Third	Fourth
	interim dividend	interim dividend

Announcement	6 October 2014	23 February 2015
Book close and record date	22 October 2014	11 March 2015
Payment date	6 November 2014	26 March 2015

12. Code on corporate governance practices

The bank is committed to high standards of corporate governance with a view to safeguarding the interests of shareholders, customers, staff and other stakeholders. The bank has followed the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual ('SPM') issued by the HKMA and has fully complied with all the code provisions and most of the recommended best practices as set out in the Corporate Governance Code contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months ended 30 June 2014, save that the Risk Committee (all the members of which are Independent Non-executive Directors), which was established pursuant to HKMA's SPM on corporate governance, is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems. If there were no Risk Committee, these matters would be the responsibility of the Audit Committee, as provided under the aforesaid Corporate Governance Code.

The Audit Committee of the bank has reviewed the results of the bank for the six months ended 30 June 2014.

13. Board of Directors
At 4 August 2014, the Board of Directors of the bank comprises Dr Raymond K F Ch'ien* (Chairman), Ms Rose W M Lee (Vice-Chairman and Chief Executive), Dr John C C Chan*, Mr Nixon L S Chan, Dr Henry K S Cheng*, Ms L Y Chiang*, Mr Andrew H C Fung, Dr Fred Zuliu Hu*, Ms Irene Y L Lee*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Kenneth S Y Ng#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

* Independent non-executive Directors
# Non-executive Directors

14. News release

This news release is available on the bank's website www.hangseng.com.

The Interim Report 2014, which contains all disclosures required by the Banking (Disclosure) Rules issued by the HKMA, will be published on the websites of Hong Kong Exchanges and Clearing Limited and the bank on the date of the issue of this news release. Printed copies of the Interim Report 2014 will be sent to shareholders in late-August 2014.

Media enquiries to:
Walter Cheung	Telephone: (852) 2198 4020
Ruby Chan	Telephone: (852) 2198 4236

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 04 August 2014